

08024919

The Champion Report

MPION INDUSTRIES 2007 ANNUAL REPORT VOL. XV

her Forecast
Sunshine
No Clouds

ODAY
Annual Report



ing a Statement
pion Industries' ition of The Herald- tch Newspaper in ington, WV, coupled the development of npion Output Solu- s in Charleston, WV ked the cornerstone ts for the Company's l year.
re/3B

tting the Tone: The ture of Champion
e Company discusses ir anticipation for the ure. More/5B

ecord Financial esults Details inside.
ore/1D

hampion Publishing, Inc.
ww.champion-industries.com



2010 8
0615 9 352

CHAMPION REPORTS RECORD RESULTS



The Champion Industries, Inc. Logo pictured above

Champion Industries, Inc. (NASDAQ/ CHMP) today announced record net income of $6,080,000 for the year ended October 31, 2007 compared with net income of $5,474,000 for the year ended October 31, 2006. The Company reported record net income of $2,391,000 for the quarter ended October 31, 2007 compared with net income of $1,973,000 for the quarter ended October 31, 2006. This represents an increase in year over year net income of $606,000 or 11.1%. Fourth quarter 2007 net income compared with fourth quarter 2006 net income increased $418,000 or 21.2%. Therefore, both the fourth quarter and the full year results represented double digit earnings increases. The Herald-Dispatch acquisition represented approximately six weeks of operating results which were included as part of Champion's 2007 results and was accretive to earnings.

Champion's balance sheet, the cornerstone of the Company, continued to reflect a strong position with working capital of over $25.0 million, book value per outstanding share of $4.89, cash of approximately $5.8 million, and shareholders' equity of $48.7 million.

Marshall T. Reynolds, Chairman of the Board and Chief Executive Officer of Champion, said, "In 2006 we announced record earnings for the first, second and fourth quarters as well as record full year earnings in our 14th year as a public company. As we entered our 15th year we had set the bar high and believed we had made the changes necessary to achieve outstanding results. I am pleased to announce that in 2007 we set record earnings for the first, third and fourth quarters, as well as record full year earnings. We also announced and completed the largest acquisition in the history of the company by purchasing The Herald-Dispatch daily newspaper in Huntington, WV. This was a strategic move to capitalize on a unique opportunity in our backyard, which should provide numerous expansion and growth opportunities. We believe that localized management with knowledge of The Herald-Dispatch's core market, coupled with operating efficiencies and synergies as well as a substantial reduction in the consolidated effective tax rate, offered a compelling investment thesis for The Herald-Dispatch purchase."

The above mentioned net income figures resulted in basic and diluted earnings per share of $0.24 for the quarter ended October 31, 2007 compared with $0.20 for the comparable quarter of 2006. The Company recorded net income per share on a basic and diluted basis of $0.61 and $0.60 per share for the year ended October 31, 2007 compared with net income per share on a basis of $0.56 and $0.55 per share for the prior year ended October 31, 2006. The Company's improved results in 2007 compared *(continued on 2B)*

Corporate Profile

Champion Industries, Inc., headquartered in Huntington, West Virginia, is a commercial printer, business forms manufacturer and office products and office furniture supplier. The Company also publishes The Herald-Dispatch daily newspaper in Huntington, WV with a total daily and Sunday circulation of approximately 27,000 and 32,000, respectively. With annual revenues of over $145 million, the Company operates in regional markets of the United States, east of the Mississippi River.

The Champion Report

CHAMPION INDUSTRIES | 2007 ANNUAL REPORT | VOL. XV

Financial Highlights Graphs • • •


REVENUE
(in thousands)
$ 150,000
140,000
130,000
120,000
110,000
100,000
122,183
124,402
134,925
145,188
145,642
2003
2004
2005
2006
2007


TOTAL ASSETS
(in thousands)
$ 150,000
125,000
100,000
75,000
50,000
25,000
58,469
64,150
61,645
65,989
149,212
2003
2004
2005
2006
2007


BOOK VALUE
$ 5.00
4.80
4.60
4.40
4.20
4.00
4.39
4.27
4.18
4.51
4.89
2003
2004
2005
2006
2007


INCOME FROM OPERATIONS
(in thousands)
$ 11,000
9,000
7,000
5,000
3,000
1,000
3,156
1,338
2,435
9,753
10,514
2003
2004
2005
2006
2007


WORKING CAPITAL
(in thousands)
$ 50,000
40,000
30,000
20,000
10,000
0
26,977
26,913
26,081
25,955
25,308
2003
2004
2005
2006
2007


EARNINGS PER SHARE
(Diluted)
$ 0.75
0.60
0.45
0.30
0.15
0.0
0.18
0.08
0.11
0.55
0.60
2003
2004
2005
2006
2007

Financial Highlights • • •

	Year Ended October 31,				
	2007 [2]	2006 [1]	2005 [1]	2004	2003
Operating Results Data	(In thousands, except share and per share data)				
Total revenues	$ **145,642**	$ 145,188	$ 134,925	$ 124,402	$ 122,183
Gross profit	**42,850**	43,394	38,253	34,396	34,331
Income from operations	**10,514**	9,753	2,435	1,338	3,156
Net income	**6,080**	5,474	1,117	750	1,768
Earnings per share:					
Basic	$ **0.61**	$ 0.56	$ 0.11	$ 0.08	$ 0.18
Diluted	**0.60**	0.55	0.11	0.08	0.18
Weighted average common shares outstanding:					
Basic	**9,957,000**	9,818,000	9,735,000	9,729,000	9,714,000
Diluted	**10,103,000**	9,972,000	9,809,000	9,825,000	9,761,000
Dividends per share	$ **0.24**	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Book value per share at year end	$ **4.89**	4.51	4.18	4.27	4.39

[1] During the fourth quarter of 2005, the Company incurred various charges resulting from Hurricane Katrina. As a result of the hurricane, the Company recorded a pre-tax charge of $1,021,000 or $581,000 net of tax or $0.06 per share on a basic and diluted basis. In 2006, the Company recorded recoveries of approximately $377,000, or $224,000 net of tax or $0.02 per share on a basic and diluted basis.

[2] The revenues associated with the acquisition of The Herald-Dispatch are primarily composed of advertising, circulation and commercial printing revenues. The advertising and circulation revenues are included as a component of the newspaper segment and the commercial printing revenues are recorded as a component of the printing segment. Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007.

	October 31,				
	2007	2006	2005	2004	2003
Financial Position Data	(In thousands)				
Cash and cash equivalents	$ **5,793**	$ 5,487	$ 3,662	$ 1,745	$ 2,172
Working capital	**25,308**	25,955	26,081	26,913	26,977
Total assets	**149,212**	65,989	61,645	64,150	58,469
Long-term debt (net of current portion)[1]	**79,378**	4,220	6,761	8,257	3,966
Shareholders' equity	**48,727**	44,777	40,752	41,551	42,691

[1] Includes non-current borrowings under the Company's credit facilities.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report or in documents incorporated herein by reference, including without limitation statements including the word "believes," "anticipates," "intends," "expects" or words of similar import, constitute "forward-looking statements" within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, general economic and business conditions in the Company's market areas affected by Hurricane Katrina, changes in business strategy or development plans and other factors referenced in this Annual Report, including without limitations under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Letter from the Chairman



Marshall T. Reynolds
Chairman and CEO

"As we attempt to look into the future we feel we are a unique Company that has properly diversified its cashflow stream while leveraging our core competencies in a never before seen fashion."

We ended 2007 with record profits exceeding our record results for 2006. The efforts of our employees, directors and management culminated in another record breaking year. We were able to accomplish these results while simultaneously completing the largest acquisition in the Company's history with the purchase of The Herald-Dispatch (HD) in Huntington, WV.

The record results were inclusive of a solid operating performance from printing, a record operating performance in the office products and office furniture segment and a contribution from The Herald-Dispatch for the short period of time we owned the newspaper in 2007. Our earnings were also positively impacted by certain tax events in 2007. In the future we expect to record a significantly lower effective tax rate based primarily on The Herald-Dispatch acquisition.

We continued to plow significant resources back into our Company in 2007 in terms of capital expenditures, including the purchase of printing presses, finishing equipment, digital pre-press upgrades and the completion of our build-out and equipment upgrades at our new Champion Output Solutions location. It is critical that we maintain our plants at optimal equipment levels to effectively compete in the marketplace.

As we attempt to look into the future we feel we are a unique Company that has properly diversified its cashflow stream while leveraging our core competencies in a never before seen fashion. We are unaware of any Company doing exactly what Champion does but when you lay the pieces of the puzzle out on the table and begin to fit them together the picture has breathtaking possibilities.

"We are unaware of any Company doing exactly what Champion does but when you lay the pieces of the puzzle out on the table and begin to fit them together the picture has breathtaking possibilities."

- Marshall Reynolds
Chairman and CEO

We intend to continue to seek opportunities to leverage our expanded core competencies and to leverage our substantial infrastructure to grow our organization. We made two major moves in 2007. The first was the expansion and ultimate spinoff of the print-on-demand and mail center into a new facility designated as Champion Output Solutions. This business is a high margin, fee oriented business which complements and vertically expands our core printing operations. The second major initiative was the acquisition of The Herald-Dispatch.

The Herald-Dispatch acquisition was an asset purchase which inherently by its structure brings substantial tax benefits to an organization. We also picked up River Cities Printing, which was a component of the HD purchase. This brought additional printing functionality related to stick on label production. The Herald-Dispatch was an opportunity in our back yard which should enable us to leverage our local presence to manage, grow and aggregate operating efficiencies that other ownership structures would have difficulty replicating. The newspaper industry nationwide has been declining for the last several years and the HD has also seen a drop in circulation. However, with these declines, other opportunities have opened, including multiple platform on-line revenue streams and the potential to streamline operations and identify efficiencies. We are confident there is substantial long-term value in the newspaper industry and specifically in The Herald-Dispatch. We look forward to the future of this industry specifically in a town with the demographics of Huntington, WV and surrounding areas.

We are here for the long-term; we have built a unique enterprise and we continue to seek ways to grow this entity, increase profitability and strengthen our presence in our core markets. I await, with great anticipation, our results for 2008 and look forward to writing another favorable report next year.

Marshall T. Reynolds
Chairman and CEO



DIRECTORS . . .

MARSHALL T. REYNOLDS
CEO & Chairman of the Board
Champion Industries, Inc.

LOUIS J. AKERS
Consultant
Former Vice Chairman of the
Board of Directors
Ferris, Baker Watts, Incorporated

PHILIP E. CLINE
President
River City Associates, Inc.
General Manager
Pullman Plaza Hotel

HARLEY F. MOONEY, JR.
Brigadier General U.S. Army (Retired)
Managing Partner
Mooney - Osborne & Associates

A. MICHAEL PERRY
Retired Chairman of the Board
Bank One West Virginia, N.A.

NEAL W. SCAGGS
President
Baisden Brothers, Inc.

GLENN W. WILCOX
CEO & Chairman of the Board
Wilcox Travel Agency, Inc.

OFFICERS . . .



MARSHALL T. REYNOLDS
CEO & Chairman of the Board
Champion Industries, Inc.



TONEY K. ADKINS
President and COO



J. MAC ALDRIDGE
Senior Vice President



TODD R. FRY
Senior Vice President and CFO



R. DOUGLAS McELWAIN
Senior Vice President



JAMES A. RHODES
Senior Vice President



WALTER R. SANSOM
Secretary



Champion Industries sets standards of accomplishment for future

At Champion Industries, our performance is judged by a multitude of factors that are affected by our team and its ability to carry out its responsibilities on a daily basis. The end result of our team's effort is the confidence that our customers place in us. This is evident in their utilization of our numerous capabilities in their day-to-day operations as well as partnering with us for their long-term growth strategies.

We continue to face the same challenges that were faced by most businesses this millennium. The requirements for an organization to be successful in today's business world become more and more demanding every day. Each day requires a continual focus on the operation in terms of growth through sales and marketing activity, stronger efficiencies in all areas of a business, strategic control of expenditures and the ability to leverage the strengths of a company toward the future. We continue to be successful in our core competencies as evidenced by our double digit earnings increases.

Future accomplishments are based on the foundations that are laid in the present. The Company's acquisition and growth activity in 2007 should allow the Company to create extraordinary outcomes in 2008 and beyond. The purchase of The Herald-Dispatch was the single largest acquisition in the history of Champion Industries, Inc. The addition of The Herald-Dispatch immediately creates strong opportunities for revenue and operational growth. The synergies created by this acquisition are numerous and serve to positively affect our entire organization. We will look to leverage our knowledge and results achieved within The Herald-Dispatch operation toward the future.

Another area where the Company demonstrated strong results in 2007, we believe, was in the realm of evolution. In addition to acquisition strategies, a standing requirement of our Company has been to continually discover opportunities within our existing operation. Champion Output Solutions was a result of that evolution. We recognized that our customers need a complete, turnkey operation in many areas that we are equipped to deliver in. Champion Output Solutions has the ability to provide end-to-end mailing and fulfillment services for businesses. We recognize the potential for success in this arena and have committed significant resources toward the operation. The tremendous growth of this new division in such a short period of time will be evident across the entire organization for many years to come. ◆

(continued from cover)

with 2006 are reflective of a slight improvement in operating income associated with the printing and office products and office furniture segment, lower overall other expense for the printing and office products and office furniture segment and a reduction in the effective tax rate due in part to the acquisition of The Herald-Dispatch and the associated tax benefits of the acquisition, as well as overall lower effective tax rates due to multi-state apportionment factors and certain permanent tax benefits recorded in 2007.

The Company experienced an increase in sales for the year of $0.5 million, or 0.3%, from $145.2 million in 2006 to $145.6 million in 2007. The printing segment of the business reflected a sales decrease of $4.8 million, or 4.5%, with the office products and office furniture segment showing an overall sales increase of $2.7 million, or 6.9%. The sales increase for the year was reflective of strong office furniture growth and the incremental revenues from The Herald-Dispatch acquisition (representing revenues of approximately $2.5 million for six weeks) partially offset by lower overall printing sales. Toney K. Adkins, President and Chief Operating Officer, noted, "Our operating margins improved from 2006 to 2007 as a result not only of the acquisition of The Herald-Dispatch, but also due to reductions in SG&A expenses. This represented an overall increase in both operating margins as a percent of sales and in whole dollars. We have prepared our strategy and focus for 2008 and are eagerly looking forward to improving our operations."

Mr. Reynolds concluded, "The last two years have represented back to back record earnings years for Champion. We continue to strive to bring additional discipline to our organization through all of our daily business decisions. We feel our acquisition of The Herald-Dispatch brought critical diversification to our organization along with stable cashflows. Champion is a unique entity that leverages its business segments either strategically or geographically while allocating capital to achieve desired cashflow diversification. We are disciplined and focused. The Company is cognizant of what it has accomplished and aware of what is necessary for the future. We look forward to running our business in 2008."

Champion is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets east of the Mississippi. Champion also publishes The Herald-Dispatch daily newspaper in Huntington, WV with a total daily and Sunday circulation of approximately 27,000 and 32,000, respectively. Champion serves its customers through the following companies/divisions: Chapman Printing (West Virginia and Kentucky); Stationers, Champion Clarksburg, Capitol Business Interiors, Garrison Brewer, Carolina Cut Sheets, U.S. Tag and Champion Morgantown (West Virginia); Champion Output Solutions (West Virginia); The Merten Company (Ohio); Smith & Butterfield (Indiana and Kentucky); Champion Graphic Communications (Louisiana); Interform Solutions and Consolidated Graphic Communications (Pennsylvania, New York and New Jersey); Donihe Graphics (Tennessee); Blue Ridge Printing (North Carolina and Tennessee) and Champion Publishing (West Virginia, Kentucky and Ohio). ◆


WHY DO I HAVE TO KEEP PROVING MYSELF?!
JARTOS


The Herald-Dispatch
PLAN YOUR WEEKEND
Changes proposed for pilot program
The Herald-Dispatch daily newspaper located in Huntington, WV.

Champion makes statement of strength through strategic growth

Strong operations create strong opportunities for themselves and for others in their industries, communities and areas of influence. Through decades of focus and attention to the details that make a positive impact on the balance sheet of the Company, Champion Industries was poised to create an opportunity and did so in 2007. Throughout the history of the Company, a constant vehicle for growth has been through the strategic acquisition of companies that either immediately contribute to the profitability of the Company or present themselves as operations with demonstrated potential for it. This strategy of acquisition has been carefully and professionally managed throughout the history of the Company by our senior management team and trusted partners.

In consideration of the strength of the Company going forward, the Company completed the largest acquisition in our history in 2007. It was announced in June of this past year that the Company had the approval of the board of directors to sign a definitive purchase agreement to acquire the Huntington, West Virginia-based Herald-Dispatch from GateHouse Media, Inc. The acquisition was finalized in the fourth quarter of 2007.

(continued on 4B)

The acquisition of The Herald-Dispatch, as well as the development of Champion Output Solutions in Charleston, West Virginia were the cornerstone events of the Company's fiscal year.

(continued from 3B)

Marshall T. Reynolds, Chairman of the Board and Chief Executive Officer of Champion, said, "The Herald-Dispatch is a premier institution in West Virginia and the entire tri-state area. We believe this opportunity will generate numerous expansion and growth opportunities. We expect this acquisition to generate substantial earnings before interest, taxes, depreciation and amortization (EBITDA) to Champion and feel that a locally owned newspaper will provide important benefits to our communities as well as shareholders. I personally am excited to work with The Herald-Dispatch to better our communities and to create an entity to complement Champion Industries and to expand our revenue base and diversify our operations."

The acquisition of The Herald-Dispatch, as well as the development of Champion Output Solutions in Charleston, West Virginia were the cornerstone events of the Company's fiscal year. These opportunities were possible due to decades of meticulously building a fortress balance sheet and were facilitated in part by record breaking results over the last two years. These two growth avenues are demonstrations of the Company's commitment to performance in the present and solidifying the position of the Company for the future. ◆

The Herald-Dispatch


CHAMPION
OUTPUT SOLUTIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.



Champion Output Solutions mail and print-on-demand room.



Press run of The Herald-Dispatch.



Resource maximization sets tone for the future of Champion

The demands of a business are set by the stakeholders in that organization. They can include shareholders, management, analysts, and customers. Stakeholders demand performance combined with quality. Any deviation from that formula and they will quickly find alternatives. At Champion Industries we are the trailblazers in many areas of our business. We recognize that our competition is poised and ready for any opening in which they can capture market share and create more awareness for their brand. For that reason, we continually search out methods that we can implement across the Company that will allow us to stay more than one step ahead.

While the holdings of the Company, in some cases, can be considered diverse and varied, we operate all divisions under the same mantra. Create efficiency, and subsequently profitability, by utilizing the absolute best of the resources at hand. Those resources may be human, financial or physical. In any case they are continually reviewed for efficiency and applied to their best benefit. The Company demonstrates efficiency through resource maximization on a daily basis through the defined workflow of the organization. The senior management of the Company is strong and empowered to make the changes that they determine are necessary. These decisions and directions are always carefully considered for their impact on the Company on a short-term and long-term basis. A review of the record setting results of 2007 indicates the results of these strategic directions.

Going forward, the Company looks with great anticipation for the future. The relationships forged since the inception of the Company combined with the strong leadership from within the Company create a winning formula for even more record breaking results. ◆

Champion is a major commercial printer, business forms manufacturer and supplier of office products and office furniture. The Company also publishes The Herald-Dispatch daily newspaper in Huntington, WV with a total daily and Sunday circulation of approximately 27,000 and 32,000, respectively.

Champion operates through eighteen divisions, all east of the Mississippi River.

1960s

Mr. Marshall T. Reynolds and Mr. John Harrah begin to build a printing dynasty. Precision Printing & Envelope is incorporated by Harrah & Reynolds Corporation in Huntington, West Virginia, marking the start of what was to become Champion Industries.

The Chapman Printing Company is purchased by Harrah & Reynolds along with one other local printing operation.

1970s

The decade sees the addition of five printing companies located in West Virginia and Kentucky.

The Company diversifies its product offerings by adding office products and furniture.

Mr. Marshall T. Reynolds becomes sole owner of Harrah & Reynolds by purchasing the interests owned by Mr. John Harrah.

1980s

The Company continues its growth in the printing industry by adding the additional printing companies.

The Company further expands its position in the office products and furniture industry by acquiring Stationers, Inc.

1990s

Champion becomes a publicly-traded organization by offering common stock on the NASDAQ stock exchange in January of 1993.

The Company makes a bold statement in the southern United States by acquiring several printing companies stretching from North Carolina to Louisiana.

The Company moves north and makes its largest acquisition to date, Interform Solutions and Consolidated Graphic Communications.

The Company adds additional printing operations to the organization with acquisitions in Indiana, Ohio, Maryland and Tennessee.

Champion's office products and office furniture divisions are strengthened by the addition of seven acquisitions in Indiana, Kentucky, West Virginia and Louisiana.

2000s

The new millennium begins with continued growth for the Company with the addition of Cincinnati Cordage Paper Company - Huntington Division and the subsequent benefits realized that same year from its sale.

The Company's printing divisions grow again with the addition of Transdata Systems, Inc. in New Orleans and Baton Rouge.

The Company implements a B2B e-commerce solution, allowing customers throughout the country to easily place orders, check inventory and order status, review and approve proofs, and track shipments via the internet-all in real time. This investment and growing focus on the technology associated with printing allows customers and the Company increased efficiencies. The Company committed capital for digital pre-press investments, which integrated the bulk of its commercial print operations with its multiple locations.

The Company acquired all the issued and outstanding capital stock of Syscan Corporation ("Syscan"), a West Virginia corporation.

The acquisition of Syscan brought additional supply chain management and mailing expertise to the Company and allowed Syscan to offer a broader array of printing services to its existing customer base.

The Company expanded by opening a spin off of its Chapman Printing Charleston print-on-demand and mail operation. This operation now operates as Champion Output Solutions and is focused on offering comprehensive transactional printing and mail center services with initial focus on statement rendering, check and explanation of benefits variable print, medical billing and postal optimization.

The Company has record net income of over $5 million for 2006.

On September 14, 2007, the Company completed the acquisition of The Herald-Dispatch daily newspaper in Huntington, WV.

In 2007, the Company surpasses 2006 levels and sets new record net income of over $6 million.

2007 ended with total sales of approximately $145.6 million and shareholders' equity of over $48 million.


Function meets style.
A new space or an existing office is a blank canvas for the professionals at Capitol Business Interiors. We'll give you what you need in the time you need it.
CAPITOL BUSINESS INTERIORS
Charleston, WV (800) 628-7880
Wheeling, WV (800) 962-3659


WHERE EXCELLENCE AND PRINTING ARE DEFINED.
CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.
(800)552-4610
Baton Rouge, LA
(800)807-9688
New Orleans, LA
www.champion-industries.com


Blue Ridge
Printing Vision on Paper

The Herald-Dispatch

Herald-Dispatch has strong history in community

The Herald-Dispatch has been a leading provider of news, information and advertising since 1909 when two Huntington, West Virginia newspapers, The Huntington Herald and the Huntington Dispatch, merged. In 1927, the newspaper became a part of the Huntington Publishing Company, operated by Joseph Harvey Long, the owner of the Huntington Advertiser. The company was operated by the Long family until 1971, when it was sold to the Honolulu Star Bulletin and then to the media mogul, Gannett, ten months later. Gannett operated the newspaper until May of 2007 when it became part of a multi-newspaper purchase. The purchase of The Herald-Dispatch by Champion Industries was initiated on June 29th, 2007 and finalized on September 14, 2007.

The Herald-Dispatch continues to be a trusted resource for news and information. Through the online presence, located at www.herald-dispatch.com, the company provides up to the minute news stories and incredible opportunities for advertisers. In addition to the main newspaper, The Herald-Dispatch publishes two more localized editions, the Putnam Herald and the Lawrence Herald serving Putnam County, West Virginia and Lawrence County, Ohio.


DG
Donihe Graphics
A DIVISION OF CHAMPION INDUSTRIES, INC.

766 Brookside Drive ◆ Kingsport, TN 37660
P: 423.246.2800 ◆ 800.251.0337 ◆ **F:** 423.246.7025
E-Mail: donihesales@champion-industries.com

Medium- to long-run half-web color printer with full digital pre-press featuring full color separations ◆ 5-color 2-sided Harris M110 press up to 17 3/4 in. x 26 1/2 in. with aqueous coating ◆ 6-color sheetfed press up to 28 in. x 40 in. with coater and full bindery


INTERFORM
SOLUTIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

1901 Mayview Road ◆ Bridgeville, PA 15017
P: 412.221.3300 ◆ 800.255.3370 ◆ **F:** 412.221.6585
E-Mail: info@interformsolutions.com

Leading manufacturer of business forms and direct mail printing to the trade ◆ Roll-fed presses up to 8-color ◆ Full bindery ◆ Mailer and blown-on labels ◆ Direct mail printing and in-house mailing services ◆ Bar coding for inventory control ◆ Variable imaging and personalization ◆ Forms management programs ◆ Foil embossing and registered holograms ◆ Warehousing


The Merten Company
a division of Champion Industries

1515 Central Parkway ◆ Cincinnati, OH 45214
P: 513.721.5167 ◆ 800.255.8638 ◆ **F:** 513.241.2219 ◆ **E-Mail:** sales@mertenco.com

Mid-sized commercial printer with full digital pre-press ◆ 1- to 6-color presses up to 28 in. x 40 in. with in line aqueous coating ◆ Full bindery ◆ Fulfillment services

The Herald-Dispatch

946 5th Ave ◆ Huntington, WV 25701
P: 304-526-4000 ◆ 800-955-6110 ◆ **F:** 304-526-2857
E-Mail: news@herald-dispatch.com

Daily newspaper in Huntington, WV ◆ Total daily and Sunday circulation of approximately 27,000 and 32,000, respectively


US TAG

2450-90 1st Avenue ◆ Huntington, WV 25703
P: 304.691.5046 ◆ 800.638.1018 ◆ **F:** 304.691.5060 ◆ 800.625.6076
E-Mail: ustag@champion-industries.com

Stock and custom tag manufacturer ◆ Small-sized commercial printer with full digital pre-press ◆ 1- to 3-color presses up to 14 in. x 20 in. ◆ Letterpress up to 18 in. x 22 in. ◆ Full bindery


CHAPMAN
PRINTING
COMPANY
CHARLESTON

3000 Washington Street ◇ Charleston, WV 25312
P: 304.341.0676 ◇ 800.824.6620 ◇ **F:** 304.341.0688
E-Mail: cpcchas@champion-industries.com

Printing sales headquarters with full digital pre-press ◇ Office product sales ◇ Full line printing and services distributor ◇ Print management ◇ Fulfillment ◇ B2B e-commerce solutions ◇ Mail ◇ Digital print


CHAPMAN
PRINTING
COMPANY
HUNTINGTON

2450-90 1st Avenue ◇ Huntington, WV 25703
P: 304.528.2791 ◇ 800.624.3431 ◇ **F:** 304.528.2746
E-Mail: cpcprep@champion-industries.com

Mid-sized commercial printer with full digital pre-press ◇ Office product sales ◇ 1- to 4-color presses up to 28 in. x 40 in. ◇ Full bindery with auto saddle stitch and perfect binding ◇Letterpress, envelope presses and foil stamping ◇ In-house rotary division for manufacturing short- to medium-run business forms, laser cut sheets and continuous snapout ◇ Off- and online MICR encoding ◇ Automated presentation folder/gluer


CHAPMAN
PRINTING
COMPANY
LEXINGTON

890 Russell Cave Road ◇ Lexington, KY 40505
P: 859.252.2661 ◇ 800.432.0959 ◇ **F:** 859.231.8341 ◇ **E-Mail:** prepress@cpclex.com

Printing sales office with full digital pre-press ◇ Office product sales


CHAPMAN
PRINTING
COMPANY
MORGANTOWN

951 Point Marion Road ◇ Suite 1 ◇ Morgantown, WV 26508
P: 304.284.0200 ◇ **F:** 304.284.0209

Printing sales headquarters with full digital pre-press ◇ Office product sales ◇ Full line printing and services distributor ◇ Print management ◇ Fulfillment ◇ B2B e-commerce solutions ◇ Mail ◇ Digital print


CHAPMAN
PRINTING
COMPANY
PARKERSBURG

405 Ann Street ◇ Parkersburg, WV 26101
P: 304.485.8596 ◇ 800.458.8596 ◇ **F:** 304.485.4793 ◇ **E-Mail:** cpcpkbg@champion-industries.com

Mid-sized commercial printer with full digitial pre-press and full color separations ◇ Office product sales ◇ 5- and 6- color pressess up to 28 in. x 40 in. ◇ Full bindery ◇ Digital Process Color Press


CONSOLIDATED
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

1901 Mayview Road ◇ Bridgeville, PA 15017
P: 412.221.2700 ◇ 800.568.3676 ◇ **F:** 412.257.8628 ◇ **E-Mail:** info@cgc1.com

Full line printing and services distributor ◇ Print management ◇ Fulfillment ◇ B2B e-commerce solutions ◇ Promotional products ◇ Pre-press services ◇ Digital Process Color Press


Champion Location

printing divisions



544 Haywood Road ◆ Asheville, NC 28806
P: 828.254.1000 ◆ 800.633.4298 ◇ **F:** 828.252.6455 ◇ **E-Mail:** asheville@brprinting.com

Specializing in super-critical color catalogs, brochures and annual reports for fashion, furniture and financial clientele as well as ad agencies ◆ Highest quality commercial printer with full digital pre-press ◆ Utilizes proprietary UltraRaster™ color separation process ◇ 4- and 6- color presses up to 28 in. x 40 in. ◇ Full bindery ◇ Die cutting


Carolina
Cut Sheets
A DIVISION OF CHAMPION INDUSTRIES, INC.

P.O. Box 299 ◆ Huntington, WV 25707
P: 304.691.5041 ◆ 800.745.5301 ◇ **F:** 888.747.5287 ◇ **E-Mail:** ccsart@champion-industries.com

Roll to cut sheet business forms manufacturer with digital pre-press ◇ 1- to 5-color presses up to 17 1/2 in. x 22 in. ◇ Capabilities include folding, drilling and padding


CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

10848 Airline Highway ◆ Baton Rouge, LA 70816
P: 225.291.9090 ◇ 800.552.4610 ◇ **F:** 225.291.0900

Mid-sized commercial printer with full digital pre-press ◇ Office product sales ◇ 1- to 6-color presses up to 26 in. x 40 in. ◆ Full bindery featuring automated saddle stitching and perfect binding ◇ Fulfillment services


CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

1539-A River Oaks Road East ◆ New Orleans, LA 70123
P: 504.818.2332 ◆ 800.807.9688 ◇ **F:** 504.818.2171

Mid-sized commercial printer with full digital pre-press ◇ Office product sales ◇ 1- to 6-color presses up to 26 in. x 40 in. ◆ Full bindery featuring automated saddle stitching and perfect binding ◇ Fulfillment services


CHAMPION
OUTPUT SOLUTIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

120 Hills Plaza ◆ Charleston, WV 25312
P: 304.720.0343 ◆ **F:** 304.720.0348

Outsource provider ◆ Statement rendering ◇ Variable check and explanation of benefits printing ◇ Medical billing ◆ Utility billing ◆ Industrial invoicing ◆ Automated mail services, including postal presorting and commingling ◆ Inkjet services ◇ Print-on-demand


CHAPMAN
PRINTING
COMPANY
MORGANTOWN

951 Point Marion Road ◆ Suite 1 ◆ Morgantown, WV 26508
P: 304.284.0200 ◆ **F:** 304.284.0209

Full line of office products and supplies ◆ Data products and supplies ◆ Office furniture: A-Grade; Systems ◆ Space planning and design


StationerS
INCORPORATED

1945 5th Avenue ◆ Huntington, WV 25703
P: 304.528.2780 ◆ 800.862.7200 ◆ **F:** 304.528.2795
E-Mail: e-champ@champion-industries.com

Full line of office products and supplies ◆ Data products and supplies ◆ Office furniture: A-Grade; Mid-range; Budget; Pre-owned ◆ Design services


Smith&Butterfield Co.
Since 1866
A DIVISION OF CHAMPION INDUSTRIES, INC.

2800 Lynch Road ◆ Evansville, IN 47711
P: 812.422.3261 ◆ 800.321.6543 ◆ **F:** 812.429.0532

Full line of office products and supplies ◆ Data products and supplies ◆ Office furniture: A-Grade; Mid-range; Budget; Pre-owned ◆ Design services ◆ Printing sales

office products & office furniture divisions


CAPITOL
BUSINESS
INTERIORS
A DIVISION OF STATIONERS, INC.

711 Indiana Avenue ◆ Charleston, WV 25302
P: 304.343.7550 ◆ 800.628.7880 ◆ **F:** 304.346.3350

Office furniture: A-Grade; Systems ◆ Space planning and design


CAPITOL
BUSINESS
INTERIORS
A DIVISION OF STATIONERS, INC

1214 Main Street ◆ Wheeling, WV 26003
P: 304.233.8880 ◆ 800.962.3659 ◆ **F:** 304.233.8866

Office furniture: A-Grade; Systems ◆ Space planning and design


CHAMPION
CLARKSBURG
A DIVISION OF STATIONERS, INC.

700 North 4th Street ◆ Clarksburg, WV 26301
P: 304.623.6688 ◆ 866.313.4781 ◆ **F:** 304.623.0267 ◆ 800.806.2068
E-Mail: cfiber@wvdsl.net

Full line of office products and supplies ◆ Data products and supplies ◆ Office furniture: A-Grade; Mid-range; Budget; Pre-owned ◆ Design services ◆ Full line printing and services distributor


CHAMPION
GRAPHIC COMMUNICATIONS

10848 Airline Highway ◆ Baton Rouge, LA 70816
P: 225.291.9090 ◆ 800.552.4610 ◆ **F:** 225.291.0900
E-Mail: cgcsales@bellsouth.net

Full line of office products and supplies ◆ Data products and supplies ◆ Office furniture: Mid-range; Budget


CHAMPION
GRAPHIC COMMUNICATIONS

1539-A River Oaks Road East ◆ New Orleans, LA 70123
P: 504.818.2332 ◆ 800.807.9688 ◆ **F:** 504.818.2171

Full line of office products and supplies ◆ Data products and supplies ◆ Office furniture: Mid-range; Budget

Financials

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended October 31, 2007, have been derived from the Audited Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with the Audited Consolidated Financial Statements, related notes, and the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere herein.

	Year Ended October 31,				
	2007[2]	2006[1]	2005[1]	2004	2003
OPERATING STATEMENT DATA:	(In thousands, except share and per share data)				
Revenues:					
Printing	**$ 101,653**	$ 106,414	$ 98,458	$ 95,325	$ 96,537
Office products and office furniture	**41,449**	38,774	36,467	29,077	25,646
Newspaper	**2,540**	—	—	—	—
Total revenues	**145,642**	145,188	134,925	124,402	122,183
Cost of sales & newspaper operating costs:					
Printing	**72,769**	75,016	70,978	69,746	69,889
Office products and office furniture	**28,835**	26,778	25,694	20,260	17,963
Newspaper cost of sales & operating costs	**1,188**	—	—	—	—
Total cost of sales & newspaper operating costs	**102,792**	101,794	96,672	90,006	87,852
Gross profit	**42,850**	43,394	38,253	34,396	34,331
Selling, general and administrative expenses	**32,336**	34,018	34,797	33,058	31,175
Hurricane and relocation costs, net of recoveries	**—**	(377)	1,021	—	—
Income from operations	**10,514**	9,753	2,435	1,338	3,156
Interest income	**45**	28	18	7	4
Interest expense	**(1,455)**	(610)	(610)	(301)	(167)
Other income	**179**	32	120	288	10
Income before income taxes	**9,283**	9,203	1,963	1,332	3,003
Income tax	**(3,203)**	(3,729)	(846)	(582)	(1,235)
Net income	**$ 6,080**	$ 5,474	$ 1,117	$ 750	$ 1,768
Earnings per share:					
Basic	**$ 0.61**	$ 0.56	$ 0.11	$ 0.08	$ 0.18
Diluted	**0.60**	0.55	0.11	0.08	0.18
Dividends per share	**$ 0.24**	$ 0.20	$ 0.20	$ 0.20	$ 0.20

SELECTED CONSOLIDATED FINANCIAL DATA

(continued)

Weighted average common shares outstanding:					
Basic	**9,957,000**	9,818,000	9,735,000	9,729,000	9,714,000
Diluted	**10,103,000**	9,972,000	9,809,000	9,825,000	9,761,000

(1) During the fourth quarter of 2005, the Company incurred various charges resulting from Hurricane Katrina. As a result of the hurricane, the Company recorded a pre-tax charge of $1,021,000 or $581,000 net of tax or $0.06 per share on a basic and diluted basis. In 2006, the Company recorded recoveries of approximately $377,000, or $224,000 net of tax or $0.02 per share on a basic and diluted basis.

(2) The revenues associated with the acquisition of The Herald-Dispatch are primarily composed of advertising, circulation and commercial printing revenues. The advertising and circulation revenues are included as a component of the newspaper segment and the commercial printing revenues are recorded as a component of the printing segment. Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007.

	October 31,				
	2007	2006	2005	2004	2003
BALANCE SHEET DATA:			(In thousands)		
Cash and cash equivalents	**$ 5,793**	$ 5,487	$ 3,662	$ 1,745	$ 2,172
Working capital	**25,308**	25,955	26,081	26,913	26,977
Total assets	**149,212**	65,989	61,645	64,150	58,469
Long-term debt (net of current portion) (1)	**79,378**	4,220	6,761	8,257	3,966
Shareholders' equity	**48,727**	44,777	40,752	41,551	42,691

(1) Includes non-current borrowings under the Company's credit facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets of the United States of America, east of the Mississippi River. The Company also publishes The Herald-Dispatch daily newspaper in Huntington, WV with a total daily and Sunday circulation of approximately 27,000 and 32,000, respectively. The Company has grown through strategic acquisitions and internal growth. Through such growth, the Company has realized regional economies of scale, operational efficiencies, and exposure of its core products to new markets. The Company has acquired fifteen printing companies, eight office products and office furniture companies, one company with a combined emphasis on both printing and office products and office furniture, a paper distribution division (which was subsequently sold in 2001) and a daily newspaper since its initial public offering on January 28, 1993.

The Company's net revenues consist primarily of sales of commercial printing, business forms, tags, other printed products, document output solutions including rendering, inserting and mailing, office supplies, office furniture, data products and office design services as well as newspaper revenues primarily from advertising and circulation. The Company recognizes revenues when products are shipped or ownership is transferred and when services are rendered to the customer. Newspaper advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on web sites. Circulation revenues are recognized when purchased newspapers are distributed. The Company's revenues are subject to seasonal fluctuations caused by variations in demand for its products.

The Company's cost of sales primarily consists of raw materials, including paper, ink, pre-press supplies and purchased office supplies, furniture and data products, and manufacturing costs including direct labor, indirect labor and overhead. Significant factors affecting the Company's cost of sales include the costs of paper in printing, office supplies and the newspaper operations, costs of labor and other raw materials.

The Company's operating costs consist of selling, general and administrative expenses. These costs include salaries, commissions and wages for sales, customer service, accounting, administrative and executive personnel, rent, utilities, legal, audit, information systems equipment costs, software maintenance and depreciation.

CRITICAL ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The discussion and analysis of the financial statements and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the consolidated financial statements. There can be no assurance that actual results will not differ from those estimates.

Asset Impairment: The Company is required to test for asset impairment relating to property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company applies Statement of Financial Accounting Standards (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* (SFAS 144) in order to determine whether or not an asset is impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard indicates that if the sum of the future expected cash flows from the Company's asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

The Company believes that the accounting estimate related to an asset impairment is a "critical accounting estimate" because it is highly susceptible to change from period to period because it requires management to make assumptions about future cash flows over future years and that the impact of recognizing an impairment could have a significant effect on operations. Management's assumptions about future cash flows requires significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future. Management has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the Company's disclosure relating to it in the MD&A.

Beginning in fiscal year 2002, goodwill and other intangibles are required to be evaluated annually for impairment, according to SFAS No. 142, *"Goodwill and Other Intangible Assets."* (SFAS 142). The standard requires a two-step process be performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment and requires that the fair value of the reporting unit be compared to its book value including goodwill and other intangibles. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step must be performed. The second step is to measure the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill and other intangibles. This fair value is then compared to the carrying value of goodwill and other intangibles. If the implied fair value is lower than the carrying value, an impairment must be recorded.

As discussed in the notes to the financial statements, goodwill and other intangibles are recorded at the adjusted book value and were analyzed for impairment with the implementation of SFAS 142. The fair value of the Company's goodwill and other intangibles was estimated using discounted cash flow methodologies. Based on the analysis, the Company determined that the fair value relating to goodwill and other intangibles resulted in an implied fair value greater than the book value recorded for the corresponding goodwill and other intangibles, and therefore, no impairment was recognized in any period subsequent to the adoption of this statement.

The Company believes that the accounting estimate related to the goodwill and other intangibles impairment is a "critical accounting estimate" because the underlying assumptions used for the discounted cash flow can change from period to period and could potentially cause a material impact to the income statement. Management's assumptions about discount rates, inflation rates and other internal and external economic conditions, such as earnings growth rate, require significant judgment based on fluctuating rates and expected revenues. Additionally, SFAS 142 requires that the goodwill and other intangibles be analyzed for impairment on an annual basis using the assumptions that apply at the time the analysis is updated. Management has discussed the development of these estimates with the audit committee of the board of directors. Additionally, the board of directors has reviewed this disclosure and its relation to MD&A.

Allowance for Doubtful Accounts: The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

The Company believes that the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital. Management has discussed the development and selection of this estimate with the audit committee of the board of directors, and the board has, in turn, reviewed the disclosure and its relation to MD&A.

During 2007, 2006 and 2005, $492,000, $979,000 and $421,000 of bad debt expense was incurred and the allowance for doubtful accounts was $1,511,000, $1,558,000 and $1,410,000 as of October 31, 2007, 2006 and 2005. The actual write-offs for the periods were $657,000, $832,000 and $407,000 during 2007, 2006 and 2005. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

The following discussion and analysis presents the significant changes in the financial position and results of operations of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated information derived from the Company's Consolidated Statements of Operations, including certain information presented as a percentage of total revenues.

	Year Ended October 31, ($ In thousands)					
	2007		2006		2005	
Revenues:						
Printing	$ 101,653	69.8 %	$ 106,414	73.3 %	$ 98,458	73.0 %
Office products and office furniture	41,449	28.5	38,774	26.7	36,467	27.0
Newspaper	2,540	1.7	—	—	—	—
Total revenues	145,642	100.0	145,188	100.0	134,925	100.0
Cost of sales & newspaper operating costs:						
Printing	72,769	50.0	75,016	51.7	70,978	52.6
Office products and office furniture	28,835	19.8	26,778	18.4	25,694	19.0
Newspaper cost of sales & operating costs	1,188	0.8	—	—	—	—
Total cost of sales & newspaper operating costs	102,792	70.6	101,794	70.1	96,672	71.6
Gross profit	42,850	29.4	43,394	29.9	38,253	28.4
Selling, general and administrative expenses	32,336	22.2	34,018	23.5	34,797	25.8
Hurricane and relocation costs, net of recoveries	—	—	(377)	-0.3	1,021	0.8
Income from operations	10,514	7.2	9,753	6.7	2,435	1.8
Other income (expense):						
Interest income	45	0.0	28	0.0	18	0.0
Interest expense	(1,455)	-1.0	(610)	-0.4	(610)	-0.4
Other income	179	0.2	32	0.0	120	0.1
Income before income taxes	9,283	6.4	9,203	6.3	1,963	1.5
Income tax expense	(3,203)	-2.2	(3,729)	-2.5	(846)	-0.7
Net income	$ 6,080	4.2 %	$ 5,474	3.8 %	$ 1,117	0.8 %

The following table is a reconciliation of net income as reported to core net income, which is defined as generally accepted accounting principles (GAAP) net income adjusted for recoveries, net of expenses (Hurricane and relocation expenses), net of tax associated with Hurricane Katrina. The Company believes that events associated with Hurricane Katrina require additional disclosure and therefore, the Company has disclosed additional non-GAAP financial measures in an effort to make the quarterly and annual financial statements more useful to investors.

	Three Months Ended October 31, 2007	Three Months Ended October 31, 2006	Year Ended October 31, 2007	Year Ended October 31, 2006
Net income	$ 2,391,000	$ 1,973,000	$ 6,080,000	$ 5,474,000
Recoveries, net of expenses (Hurricane and relocation expenses), net of tax	—	46,000	—	224,000
Core net income	$ 2,391,000	$ 1,927,000	$ 6,080,000	$ 5,250,000

YEAR ENDED OCTOBER 31, 2007 COMPARED TO YEAR ENDED OCTOBER 31, 2006

REVENUES

Consolidated net revenues were $145.6 million for the year ended October 31, 2007 compared to $145.2 million in the prior fiscal year. This change represents an increase in revenues of approximately $0.5 million, or 0.3%. Printing revenues decreased by $4.8 million or 4.5% from $106.4 million in 2006 to $101.7 million in 2007. The decrease in printing sales was primarily due to sales declines in several of our commercial plants that primarily operate in the sheetfed arena. Office products and office furniture revenue increased $2.7 million or 6.9% from $38.8 million in 2006 to $41.4 million in 2007. The increase in revenues for the office products and office furniture segment was primarily attributable to robust office furniture sales in 2007 compared to 2006, as well as slight increases in office products sales. During the period in which the Company owned The Herald-Dispatch, approximately six weeks, the newspaper revenues were composed of approximately $2.0 million in advertising revenue and $0.6 million in circulation revenues.

COST OF SALES

Total cost of sales for the year ended October 31, 2007 totaled $102.8 million compared to $101.8 million in the previous year. This change represented an increase of $1.0 million or 1.0% in cost of sales. Printing cost of sales decreased $2.2 million, or 3.0% to $72.8 million in 2007 compared to $75.0 million in 2006. Printing cost of sales were lower due to an overall decrease in printing sales. Printing cost of sales as a percentage of printing sales increased to 71.6% as a percent of printing sales in 2007 from 70.5% in 2006. This increase was primarily the result of higher payroll costs as a percent of sales. Office products and office furniture cost of sales increased $2.1 million to $28.8 million in 2007 from $26.8 million in 2006. The increase in office products and office furniture cost of sales is attributable to an increase in office products and office furniture sales. The increase in office products and office furniture cost of sales as a percent of office products and office furniture sales is primarily reflective of higher furniture costs as a percent of furniture sales.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $1.7 million to $32.3 million in 2007 from $34.0 million in 2006. S,G&A as a percentage of net sales represented 22.2% of net sales in 2007 compared with 23.5% of net sales in 2006. This decrease in selling, general and administrative costs is due to reductions in payroll, lower selling related expenses and a decrease in bad debt expense, as well as reductions in several other S,G&A line items partially offset by additional expenses from the acquisition of The Herald-Dispatch.

OTHER INCOME (EXPENSE)

Other expense increased approximately $681,000 from $550,000 in 2006 to $1,231,000 in 2007. This was primarily due to an increase in interest expense of $846,000 from $610,000 in 2006 to $1,455,000 in 2007 partially offset by higher other income. The increase in interest expense was attributed to the acquisition of The Herald-Dispatch which was completed on September 14, 2007.

INCOME TAXES

Income taxes as a percentage of income before taxes were 34.5% in 2007 compared with 40.5% in 2006. The decrease in income taxes as a percentage of income before taxes is primarily related to lower state tax rates based on multi-state apportionment factors, amended state returns and amortization expense deductions recorded as a permanent difference due to the acquisition of The Herald-Dispatch.

The effective income tax rate in 2007 and 2006 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME

For reasons set forth above, net income for 2007 increased approximately $0.6 million to $6.1 million, or $0.61 per share on a basic and $0.60 per share on a diluted basis, from net income of $5.5 million for 2006, or $0.56 per share on a basic basis and $0.55 on a diluted basis.

YEAR ENDED OCTOBER 31, 2006 COMPARED TO YEAR ENDED OCTOBER 31, 2005

REVENUES

Consolidated net revenues were $145.2 million for the year ended October 31, 2006 compared to $134.9 million in the prior fiscal year. This change represents an increase in revenues of approximately $10.3 million, or 7.6%. Printing revenues increased by $8.0 million or 8.1% from $98.5 million in 2005 to $106.4 million in 2006. The increase in printing sales was primarily due to organic growth since there were no new acquisitions since the fourth quarter of 2004. Office products and office furniture revenue increased $2.3 million or 6.3% from $36.5 million in 2005 to $38.8 million in 2006. The increase in revenues for the office products and office furniture segment was primarily attributable to robust office furniture sales in 2006 compared to 2005.

COST OF SALES

Total cost of sales for the year ended October 31, 2006 totaled $101.8 million compared to $96.7 million in the previous year. This change represented an increase of $5.1 million or 5.3% in cost of sales. Printing cost of sales increased $4.0 million, or 5.7% to $75.0 million in 2006 compared to $71.0 million in 2005. Printing cost of sales was higher due to an overall increase in printing sales. This increase was partially offset with an improved gross margin percentage due to lower material and outside purchase costs as a percentage of sales coupled with improved labor and overhead absorption. Office products and office furniture cost of sales increased $1.1 million to $26.8 million in 2006 from $25.7 million in 2005. The increase in office products and office furniture cost of sales is attributable to an increase in office products and office furniture sales. The decrease in office products and office furniture cost of sales as a percent of office products and office furniture sales is primarily reflective of lower furniture costs as a percent of furniture sales and improvements in wholesale pricing factors at Syscan for office supplies.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $779,000 to $34.0 million in 2006 from $34.8 million in 2005. S,G&A as a percentage of net sales represented 23.5% of net sales in 2006 compared with 25.8% of net sales in 2005. This decrease is primarily related to approximately $800,000 in legal related costs associated with various legal settlement accruals and expenses, including a $440,000 settlement related to a Mississippi lawsuit that was present in 2005. The decrease in selling, general and administrative expenses as a percent of sales is primarily a result of higher overall sales coupled with associated cost savings related to personnel adjustments and facility consolidations, as well as the aforementioned legal related costs in 2005 that were not present in 2006.

On August 29, 2005, Hurricane Katrina made landfall and subsequently caused extensive flooding and destruction along the coastal areas of the Gulf of Mexico, including New Orleans and other communities in Louisiana and Mississippi in which Champion conducts business. Operations in many of the Company's markets were disrupted by both the evacuation of large portions of the population as well as damage and/or lack of access to the Company's operating facility in New Orleans.

The Company filed insurance claims related to both actual and contingent losses. The Company received an advance to claim payment from an insurance company of $300,000 in February 2006 and final settlement claims of $278,000 in April and May 2006. The Company recorded the $300,000 payment as an insurance recovery and related receivable at January 31, 2006. The Company recorded additional charges of approximately $42,000 in the first quarter of 2006 associated with Hurricane Katrina. The Company received a second advance to claim check in April 2006 in the amount of $200,000 and a full settlement of any and all claims check of $78,000 in May 2006. The Company recorded the aggregate amount of these checks as an insurance recovery and the $78,000 as a related receivable at April 30, 2006. The Company incurred additional charges of $234,000 primarily related to additional inventory valuation reserves and costs associated with relocation in the second quarter of 2006. During the fourth quarter of 2006, the Company successfully negotiated an early lease termination related to its New Orleans location resulting in Katrina related recoveries of approximately $76,000.

OTHER INCOME (EXPENSE)

Other expense increased approximately $78,000 from ($472,000) in 2005 to ($550,000) in 2006 due to a reduction in other income of $89,000. The interest expense was flat on a year to year basis.

INCOME TAXES

Income taxes as a percentage of income before taxes were 40.5% in 2006 compared with 43.1% in 2005. The decrease in income taxes as a percentage of income before taxes is primarily related to improved absorption regarding the nondeductibility of certain selling related expenses.

The effective income tax rate in 2006 and 2005 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME

For reasons set forth above, net income for 2006 increased approximately $4.4 million to $5.5 million, or $0.56 per share on a basic and $0.55 per share on a diluted basis, from net income of $1.1 million for 2005, or $0.11 per share on a basic and diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2007, the Company had $5.8 million of cash and cash equivalents, an increase of $0.3 million from the prior year. Working capital as of October 31, 2007 was $25.3 million, a 2.5% decrease from $26.0 million at October 31, 2006.

The Company had historically used cash generated from operating activities and debt to finance capital expenditures and the cash portion of the purchase price of acquisitions. Management plans to continue making significant investments in equipment and to seek appropriate acquisition candidates. However, to fund the Company's continued expansion of operations, additional financing may be necessary. The Company has two available lines of credit totaling up to $31.0 million, of which $30.0 million is subject to borrowing base limitations (See Note 3 of the Consolidated Financial Statements). For the foreseeable future including through Fiscal 2008, management believes it can fund operations, meet debt service requirements and make the planned capital expenditures based on the available cash and cash equivalents, cash flow from operations and lines of credit.

Additionally, the Company has minimal amounts of future contracted obligations (See Note 3 and Note 6 of the Consolidated Financial Statements). The Company is not a guarantor of indebtedness of others. The Company's off balance sheet arrangements at October 31, 2007 relate to the Syscan acquisition and are associated with a put option from Williams Land Corporation to sell a building to the Company for $1.5 million. This option may be exercised no later than 60 days prior to the end of the lease and closing of said purchase cannot exceed 45 days from the end of the lease.

The Company had borrowed under its $30.0 million line of credit approximately $15.5 million at October 31, 2007 which encompassed refinancing of existing indebtedness prior to The Herald-Dispatch acquisition and to partially fund the purchase of The Herald-Dispatch. Pursuant to the borrowing base calculation, the Company had $8.8 million in additional availability under its $30.0 million revolving credit line and $1.0 million available under an unsecured line of credit at October 31, 2007.

As of October 31, 2007, the Company had contractual obligations in the form of leases, debt and a contingent acquisition payment as follows:

	Payments Due by Fiscal Year						
Contractual Obligations	2008	2009	2010	2011	2012	Residual	Total
Non-cancelable operating leases	$ 1,184,662	$ 839,739	$ 542,912	$ 440,242	$ 283,200	$ 206,800	$ 3,497,555
Term debt	5,033,637	4,937,402	4,900,000	4,900,000	4,900,000	44,200,000	68,871,039
Line of credit	—	—	—	—	15,540,496	—	15,540,496
Working capital due to Gatehouse Media, Inc.	1,616,000	—	—	—	—	—	1,616,000
	$ 7,834,299	$ 5,777,141	$ 5,442,912	$ 5,340,242	$ 20,723,696	$ 44,406,800	$ 89,525,090

The company has accrued $1,616,000 for a final payment due to Gatehouse Media, Inc. regarding the working capital settlement for the acquisition of The Herald-Dispatch. The payment is contractually due to Gatehouse Media, Inc. in the company's first quarter of 2008.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities for the years ended October 31, 2007, 2006 and 2005 were $8.7 million, $10.2 million and $8.3 million. The decrease in cash flows from operating activities for the fiscal year 2007 compared to 2006 was primarily reflective of cash paid for taxes of which a refund has been recorded in 2007 and a liability was recorded in 2006, primarily due to the timing of tax payments and a cash payment under a deferred compensation plan. These items were partially offset by additional cash generated by changes in the remaining assets and liabilities and an increase in net income. The increase in cash flows from operating activities for the fiscal year 2006 compared to 2005 was primarily reflective of additional cash generated in 2006 from higher net income.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used in investing activities was ($4.1) million, ($3.0) million and ($2.7) million for the years ended October 31, 2007, 2006 and 2005. Cash flows used in investing activities increased in 2007 compared to 2006 primarily due to the contingent earn-out paid for the acquisition of Syscan, higher capital expenditures, partially offset by cash net of certain acquisition related expenditures for The Herald-Dispatch. Cash flows used in investing activities increased slightly in 2006 compared to 2005 due to higher capital expenditures.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash flows used in financing activities for the years ended October 31, 2007, 2006 and 2005 were ($4.2) million, ($5.4) million and ($3.7) million. The $4.2 million utilized for financing activities in 2007 was primarily reflective of net payments on debts, dividends and financing costs paid, partially offset by stock option proceeds. During 2006, the Company reduced net borrowings by approximately $2.6 million and, after adjusting for non-cash investing and financing activities, reduced net borrowings by $3.9 million. This coupled with dividend payments of $2.0 million, partially offset by stock option proceeds, was reflective of net cash used in financing activities during 2006. Dividends paid in 2007 were $2.4 million, $2.0 million in 2006 and $1.9 million in 2005.

INFLATION AND ECONOMIC CONDITIONS

Management believes that the effect of inflation on the Company's operations has not been material and will continue to be immaterial for the foreseeable future. The Company does not have long-term contracts; therefore, to the extent permitted by competition, it has the ability to pass through to its customers most cost increases resulting from inflation, if any. In addition, the Company is not particularly energy dependent; therefore, an increase in energy costs should not have a significant impact on the Company.

SEASONALITY

Historically, the Company has experienced a greater portion of its profitability in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter.

Our business is subject to seasonal fluctuations that we expect to continue to be reflected in our operating results in future periods. On a historical basis the Herald-Dispatch's first and third calendar quarters of the year tended to be the weakest because advertising volume is at its lowest levels following the holiday season and a seasonal slowdown in the summer months. Correspondingly, on a historical basis the fourth calendar quarter followed by the second calendar quarter tended to be the strongest quarters. The fourth calendar quarter includes heavy holiday season advertising. Other factors that affect our quarterly revenues and operating results may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, distribution costs, changes in newsprint prices and general economic factors.

NEWLY ISSUED ACCOUNTING STANDARDS

SAB 108

In September 2006, the SEC Staff issued Staff Accounting Bulletin (SAB) No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"* (SAB 108). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "rollover" method and the "iron curtain" method. The rollover method focuses primarily on the impact of a misstatement on the income statement-including the reversing effect of prior year misstatements- but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. We currently use the rollover method for quantifying identified financial statement misstatements.

In SAB 108, the SEC Staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the rollover methods.

SAB 108 permits existing public companies to initially apply its provisions by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying value of assets and liabilities as of November 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

We adopted the provisions of SAB 108 using the cumulative effect transition method in connection with the preparation of our annual financial statements for the year ended October 31, 2007. As a result of the adoption of SAB 108, the Company recorded an increase in net fixed assets of approximately $95,000, an increase in accounts receivable of approximately $101,000, a decrease in accrued payroll of approximately $68,000, a decrease in accrued professional fees of approximately $83,000, reductions in accounts receivable and inventory of approximately $65,000, other accrual increases of $68,000 and an increase in retained earnings of approximately $128,000, net of tax, as of November 1, 2006. The accompanying financial statements reflect these adjustments.

EITF 06-3

In June 2006, the FASB Emerging Issues Tax Force (EITF) issued EITF 06-3 *"How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement"* (That is, Gross Versus Net Presentation) to clarify diversity in practice on the presentation of different types of taxes in the financial statements. The task force concluded that, for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charges for the taxes from the taxing authority within cost of sales, or alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to EITF 06-3 are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006 (the second quarter of our fiscal year 2007). We adopted EITF 06-3 on February 1, 2007 and we record sales tax on a net basis. The adoption of EITF 06-3 did not have a material impact on our results of operations, financial position or cash flows.

FIN 48

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), this interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes"* (SFAS 109). This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of this standard on the financial statements.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, ISSUER PURCHASES OF EQUITY SECURITIES AND STOCK PERFORMANCE GRAPH

Champion common stock has traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System (Now Global Market) since its initial public offering under the symbol "CHMP."

The following table sets forth the high and low closing prices for Champion common stock for the period indicated. The range of high and low closing prices are based on data from NASDAQ and does not include retail mark-up, mark-down or commission.

	Fiscal Year 2007		Fiscal Year 2006	
	High	Low	High	Low
First quarter	$ 8.87	$ 6.45	$ 4.50	$ 4.25
Second quarter	9.99	7.56	6.49	4.27
Third quarter	8.22	6.61	9.98	6.05
Fourth quarter	6.45	5.30	7.93	6.30

At the close of business on January 4, 2008, there were 418 shareholders of record of Champion common stock. The shareholders of record are determined by the Company's transfer agent.

The following table sets forth the quarterly dividends per share declared on Champion common stock.

	Fiscal Years		
	2008	2007	2006
First quarter	$ 0.06	$ 0.06	$ 0.05
Second quarter	—	0.06	0.05
Third quarter	—	0.06	0.05
Fourth quarter	—	0.06	0.05

STOCK PERFORMANCE GRAPH

The following graph compares the annual change in cumulative shareholder return on the Company's common stock for the five year period ended October 31, 2007 with the cumulative total return of the Russell 2000 Index, an old peer group index and a new peer group index. This graph assumes the reinvestment of all dividends, if any, paid on such securities and an investment of $100 on October 31, 2002. The companies in the old peer group index are: The Standard Register Company and United Stationers, Inc. Banta Corporation (sold to RR Donnelley), Cadmus Communications (sold to Cenveo, Inc.) and The Outlook Group (sold to Vista Group Holding, LLC) have been excluded from the old peer group. The companies in the new peer group index are: Cenveo, Inc., Consolidated Graphics, The Standard Register Company and United Stationers, Inc. There is no assurance that the Company's common stock performance will continue in the future with the same or similar trends as depicted in the below graph.

Comparison of 5 Year Cumulative Total Return*

Among Champion Industries, Inc., The Russell 2000 Index, An Old Peer Group and A New Peer Group


$400
$350
$300
$250
$200
$150
$100
$50
$0
10/02
10/03
10/04
10/05
10/06
10/07

Champion Industries, Inc. — Russell 2000 — Old Peer Group — New Peer Group

	Year Ended October 31,					
	2002	2003	2004	2005	2006	2007
Champion Industries, Inc.	100.00	174.38	153.22	195.43	332.41	308.33
Russell 2000	100.00	143.37	160.18	179.53	215.40	235.37
Old Peer Group	100.00	109.03	115.20	126.02	130.07	153.14
New Peer Group	100.00	122.27	135.91	160.19	208.83	236.49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Shareholders
Champion Industries, Inc.
Huntington, West Virginia

We have audited the accompanying consolidated balance sheet of Champion Industries, Inc. and Subsidiaries (the "Company") as of October 31, 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for year ended October 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 2007, and the results of its operations and its cash flows for the year ended October 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Arnett & Foster, P.L.L.C.

Charleston, West Virginia
January 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Shareholders
Champion Industries, Inc.
Huntington, West Virginia

We have audited the accompanying consolidated balance sheet of Champion Industries, Inc. and Subsidiaries (the "Company") as of October 31, 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended October 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 2006, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Evansville, Indiana
December 15, 2006

CONSOLIDATED BALANCE SHEETS

Champion Industries, Inc. and Subsidiaries

	October 31, 2007	October 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 5,793,120	$ 5,486,577
Accounts receivable, net of allowance of $1,511,000 and $1,558,000	23,239,103	20,638,823
Inventories	11,504,847	10,986,590
Income tax refund	632,439	—
Other current assets	882,535	618,549
Deferred income tax assets	969,664	1,200,037
Total current assets	43,021,708	38,930,576
Property and equipment, at cost:		
Land	2,120,689	2,023,375
Buildings and improvements	12,262,229	8,731,280
Machinery and equipment	55,763,920	46,757,859
Furniture and fixtures	4,088,761	3,620,783
Vehicles	3,185,555	3,453,415
	77,421,154	64,586,712
Less accumulated depreciation	(48,164,640)	(45,541,027)
	29,256,514	19,045,685
Cash surrender value of officers' life insurance	834,106	1,202,696
Goodwill	38,853,657	3,411,511
Deferred financing costs	1,818,140	—
Other intangibles, net of accumulated amortization	16,779,241	3,125,691
Trademark and masthead	18,515,316	—
Other assets	132,909	272,567
	76,933,369	8,012,465
Total assets	$ 149,211,591	$ 65,988,726

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(continued)

	October 31, 2007	October 31, 2006
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 5,491,189	$ 5,763,928
Accrued payroll and commissions	2,460,287	2,169,878
Taxes accrued and withheld	1,294,125	1,394,345
Accrued income taxes	—	1,107,837
Accrued expenses	3,433,971	925,070
Current portion of long-term debt:		
Notes payable	5,033,637	1,614,861
Total current liabilities	17,713,209	12,975,919
Long-term debt, net of current portion:		
Line of credit	15,540,496	—
Notes payable	63,837,402	4,219,724
Deferred income tax liabilities	3,382,447	3,628,014
Other liabilities	10,950	388,384
Total liabilities	100,484,504	21,212,041
Commitments and contingencies - See Note		
Shareholders' equity:		
Common stock, $1 par value, 20,000,000 shares authorized; 9,968,913 and 9,922,913 shares issued and outstanding	9,968,913	9,922,913
Additional paid-in capital	22,733,300	22,636,620
Retained earnings	16,036,224	12,217,152
Other comprehensive loss	(11,350)	—
Total shareholders' equity	48,727,087	44,776,685
Total liabilities and shareholders' equity	$ 149,211,591	$ 65,988,726

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2007	2006	2005
Revenues:			
Printing	$ 101,652,835	$ 106,413,663	$ 98,458,017
Office products and office furniture	41,448,642	38,774,213	36,467,219
Newspaper	2,540,377	—	—
Total revenues	145,641,854	145,187,876	134,925,236
Cost of sales & newspaper operating costs:			
Printing	72,769,486	75,015,978	70,978,621
Office products and office furniture	28,834,642	26,777,539	25,693,958
Newspaper cost of sales & operating costs	1,187,444	—	—
Total cost of sales & newspaper operating costs	102,791,572	101,793,517	96,672,579
Gross profit	42,850,282	43,394,359	38,252,657
Selling, general and administrative expenses	32,335,593	34,018,288	34,796,990
Hurricane and relocation costs, net of recoveries	—	(377,276)	1,020,999
Income from operations	10,514,689	9,753,347	2,434,668
Other income (expense):			
Interest income	45,021	28,251	18,472
Interest expense	(1,455,470)	(609,881)	(610,787
Other	179,126	31,694	120,436
	(1,231,323)	(549,936)	(471,879
Income before income taxes	9,283,366	9,203,411	1,962,789
Income tax expense	(3,203,226)	(3,729,563)	(846,155
Net income	$ 6,080,140	$ 5,473,848	$ 1,116,634
Earnings per share:			
Basic	$ 0.61	$ 0.56	$ 0.11
Diluted	0.60	0.55	0.11
Dividends paid per share	$ 0.24	$ 0.20	$ 0.20
Weighted average shares outstanding:			
Basic	9,957,000	9,818,000	9,735,000
Diluted	10,103,000	9,972,000	9,809,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Champion Industries, Inc. and Subsidiaries

	Common Stock		Additional Paid-In Capital	Retained Earnings	Other Comprehensive Loss	Total
	Shares	Amount				
Balance, October 31, 2004	9,733,913	$ 9,733,913	$ 22,278,110	$ 9,538,789	$ —	$ 41,550,812
Net income for 2005	—	—	—	1,116,634	—	1,116,634
Dividends ($0.20 per share)	—	—	—	(1,946,785)	—	(1,946,785)
Stock options exercised	12,000	12,000	19,560	—	—	31,560
Balance, October 31, 2005	9,745,913	9,745,913	22,297,670	8,708,638	—	40,752,221
Net income for 2006	—	—	—	5,473,848	—	5,473,848
Dividends ($0.20 per share)	—	—	—	(1,965,334)	—	(1,965,334)
Stock options exercised	177,000	177,000	338,950	—	—	515,950
Balance, October 31, 2006	9,922,913	9,922,913	22,636,620	12,217,152	—	44,776,685
Net income for 2007	**—**	**—**	**—**	**6,080,140**	**—**	**6,080,140**
Dividends ($0.24 per share)	**—**	**—**	**—**	**(2,389,417)**	**—**	**(2,389,417)**
Stock options exercised	**46,000**	**46,000**	**96,680**	**—**	**—**	**142,680**
Cumulative effect of adjustment resulting from adoption of SAB 108, net of tax	**—**	**—**	**—**	**128,349**	**—**	**128,349**
Other comprehensive loss	**—**	**—**	**—**	**—**	**(11,350)**	**(11,350)**
Balance, October 31, 2007	**9,968,913**	**$ 9,968,913**	**$ 22,733,300**	**$ 16,036,224**	**$ (11,350)**	**$ 48,727,087**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2007	2006	2005
Cash flows from operating activities:			
Net income	**$ 6,080,140**	$ 5,473,848	$ 1,116,634
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**3,992,640**	4,158,748	4,696,105
Loss (gain) on sale of assets	**49,758**	4,409	(36,516)
Deferred income taxes	**(15,194)**	(388,431)	(461,308)
Deferred compensation	**—**	3,574	7,149
Bad debt expense	**491,934**	979,089	420,673
Hurricane and relocation (recoveries) costs	**—**	(377,276)	1,020,999
Changes in assets and liabilities:			
Accounts receivable	**(927,958)**	(2,239,782)	1,413,579
Inventories	**4,232**	(101,037)	135,596
Other current assets	**(166,758)**	10,832	344,451
Accounts payable	**959,552**	1,533,189	(558,876)
Accrued payroll and commissions	**298,569**	455,799	(64,658)
Taxes accrued and withheld	**(132,206)**	287,435	(182,614)
Accrued income taxes	**(1,825,842)**	426,074	546,207
Accrued expenses	**248,251**	(62,158)	(41,018)
Other liabilities	**(377,434)**	(4,120)	(46,585)
Net cash provided by operating activities	**8,679,684**	10,160,193	8,309,818
Cash flows from investing activities:			
Purchase of property and equipment	**(3,530,050)**	(2,951,610)	(2,736,561)
Proceeds from sale of fixed assets	**146,857**	135,846	301,559
Business acquired, net of cash received	**(1,214,283)**	—	—
Goodwill and other intangible additions	**(45,811)**	—	(359,648)
Change in other assets	**127,657**	(52,362)	171,670
Cash surrender value proceeds	**291,836**	—	—
Decrease (increase) in cash surrender value	**76,754**	(85,212)	(77,970)
Net cash used in investing activities	**(4,147,040)**	(2,953,338)	(2,700,950)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	Year Ended October 31,		
	2007	2006	2005
Cash flows from financing activities:			
Borrowings on line of credit	**12,101,000**	10,884,000	7,719,000
Payments on line of credit	**(12,101,000)**	(12,496,000)	(8,407,000)
Proceeds from long-term debt	**2,654,254**	1,091,843	605,000
Principal payments on long-term debt	**(4,313,471)**	(3,412,359)	(1,694,478)
Financing costs paid	**(320,147)**	—	—
Proceeds from exercise of stock options	**142,680**	515,950	31,560
Dividends paid	**(2,389,417)**	(1,965,334)	(1,946,785)
Net cash used in financing activities	**(4,226,101)**	(5,381,900)	(3,692,703)
Net increase in cash and cash equivalents	**306,543**	1,824,955	1,916,165
Cash and cash equivalents at beginning of year	**5,486,577**	3,661,622	1,745,457
Cash and cash equivalents at end of year	**$ 5,793,120**	$ 5,486,577	$ 3,661,622

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Champion is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets in the United States of America, east of the Mississippi. Champion also publishes The Herald-Dispatch daily newspaper in Huntington, WV with a total daily and Sunday circulation of approximately 27,000 and 32,000, respectively.

The accounting and reporting policies of Champion conform to accounting principles generally accepted in the United States. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The following is a summary of the more significant accounting and reporting policies.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Champion Industries, Inc. and Subsidiaries (the "Company") include the accounts of The Chapman Printing Company, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Stationers, Inc., Carolina Cut Sheets, Inc., U.S. Tag & Ticket Company, Inc., Donihe Graphics, Inc., Smith and Butterfield Co., Inc., The Merten Company, Interform Corporation, Blue Ridge Printing Co., Inc., CHMP Leasing, Inc., Rose City Press, Capitol Business Equipment, Inc., Thompson's of Morgantown, Inc., Independent Printing Service, Inc., Diez Business Machines, Transdata Systems, Inc., Syscan Corporation and Champion Publishing, Inc.

Significant intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist principally of cash on deposit with banks and repurchase agreements for government securities, all highly liquid investments with an original maturity of three months or less. At October 31, 2007 and 2006, the Company held overnight repurchase agreements for $3,589,000 of Eurodollar Sweep Investments and $1,487,000 of government securities with stated interest rates of 3.97% and 4.88%, respectively. The Company's cash deposits in excess of federally insured amounts are primarily maintained at a large well-known financial institution.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount billed to customers. Accounts receivable are ordinarily due 30 days from the invoice date.

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivable written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

During 2007, 2006 and 2005, $492,000, $979,000 and $421,000 of bad debt expense was incurred and the allowance for doubtful accounts was $1,511,000, $1,558,000 and $1,410,000 as of October 31, 2007, 2006 and 2005. The actual write-offs for the periods were $657,000, $832,000 and $407,000 during 2007, 2006 and 2005. The actual write-offs occur when it is determined an account will not be collected. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

No individual customer represented greater than 6.0% and 5.0% of the gross outstanding accounts receivable at October 31, 2007 and 2006. The Company's ten largest accounts receivable balances represented 17.6% and 19.9% of gross outstanding accounts receivable at October 31, 2007 and 2006.

INVENTORIES

Inventories are principally stated at the lower of first-in, first-out, cost or market. Manufactured finished goods and work-in-process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs.

In November 2004, the FASB issued SFAS No. 151 *"Inventory Costs"* (SFAS 151), an amendment of ARB No. 43, chapter 4. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling cost and wasted material. SFAS 151 was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard did not have a material effect on the Company's financial statements.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment and amortization of leasehold improvements and equipment under capital leases are recognized primarily on the straight-line and declining-balance methods in amounts adequate to amortize costs over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 40 years
Machinery and equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Vehicles	3 - 5 years

Major renewals, betterments and replacements are capitalized while maintenance and repair costs are charged to operations as incurred. Upon the sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in income. Depreciation expense approximated $3,538,000, $3,786,000 and $4,292,000 for the years ended October 31, 2007, 2006 and 2005.

Long-lived property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation includes the review of operating performance and estimated future undiscounted cash flows of the underlying assets or businesses.

GOODWILL AND OTHER INTANGIBLES

The excess cost over fair value of net assets of acquired businesses, goodwill, was in years prior to 2002 being amortized by the straight-line method over periods ranging from 15 to 25 years. The other intangible assets are being amortized over 5 to 20 years representing the future benefit of the intangible. The fair values of these intangible assets are estimated based on management's assessment as well as independent third party appraisals in some cases.

In June 2001, the FASB issued SFAS No. 141, *"Business Combinations"* (SFAS 141), and SFAS No. 142, *"Goodwill and Other Intangible Assets"* (SFAS 142). The Company adopted these standards with its fiscal year beginning November 1, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) is no longer amortized but is subject to annual impairment tests in accordance with SFAS 142 except in the year of adoption where companies were required to evaluate impairment at the beginning of the year and again at a recurring annual date. The first step in the impairment analysis is a screen for potential impairment and was required to be completed within six months of adopting SFAS 142. The second step if required, measures the amount of impairment. The Company completed step one of the initial impairment analysis and the subsequent annual analysis during the second and fourth quarters of 2002. Additionally, this analysis was performed in the fourth quarter of each year thereafter. The application of the requirements of this standard did not result in an impairment charge.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended October 31, 2007, 2006 and 2005 approximated $587,000, $647,000, and $617,000.

INCOME TAXES

Provisions for income taxes currently payable and deferred income taxes are based on the libaility method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period and excludes any dilutive effects of stock options. Diluted earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period plus the shares that would be outstanding assuming the exercise of dilutive stock options using the treasury stock method. The effect of dilutive stock options increased weighted average shares outstanding by 146,000, 154,000 and 74,000 for the years ended October 31, 2007, 2006 and 2005.

SEGMENT INFORMATION

The Company designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company's operating segments are more fully described in Note 9.

ACCOUNTING FOR WEB SITE DEVELOPMENT COSTS

Certain external costs and internal payroll and payroll-related costs have been capitalized during the application, development and implementation stages of the Company's web site. The costs regarding the ongoing operation and maintenance are expensed in the period incurred. The Company's internet sales are based on a cooperative effort with the Company's direct sales force as an optional ordering alternative.

REVENUE RECOGNITION

Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectibility. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Shipping and handling costs are recorded as a component of cost of sales. Advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on websites. Circulation revenues are recognized when purchased newspapers are distributed. Amounts received from customers in advance of revenue recognized are recorded as deferred revenue. The deferred revenue associated with The Herald-Dispatch approximated $424,000 at October 31, 2007.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

In July 2002, the FASB issued SFAS No. 146 *"Accounting for Costs Associated with Exit or Disposal Activities"* (SFAS 146), which supersedes EITF No. 94-3, *"Liability Recognition for Certain Employment Termination Benefits and Other Costs to Exit an Activity."* SFAS 146 requires companies to record liabilities for costs associated with exit or disposal activities to be recognized only when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Adoption of this standard was effective for exit or disposal activities that were initiated after December 31, 2002. During the fourth quarter of 2005, the Company recognized costs associated with facility related costs, equipment costs, operational costs from lost business and uncollectible receivables, personnel costs, inventory related costs and relocation costs aggregating approximately $1.0 million associated with Hurricane Katrina. In 2006, the Company recognized recoveries, net of expenses associated with Hurricane Katrina of approximately $377,000.

ACCOUNTING FOR STOCK-BASED COMPENSATION

In December 2004, the FASB issued SFAS No. 123R (revised 2004), *"Share-Based Payment"* (SFAS 123R). This statement revises SFAS No. 123, *"Accounting for Stock-Based Compensation,"* (SFAS 123) and requires companies to expense the value of employee stock options and similar awards. The effective date of this standard was interim and annual periods beginning after June 15, 2005. On April 14, 2005, the United States Securities and Exchange Commission amended the effective date of this standard to the beginning of a company's fiscal year that begins after June 15, 2005. Therefore, the effective date of this standard for the Company was November 1, 2005. Since the Company's employee stock options vest immediately in the year granted, the initial adoption of this standard did not have any affect on the Company's financial statements. However, the Company will be required to expense the value of the employee stock options when future options are granted. There were no stock option grants in 2007 or 2006.

Before the adoption of SFAS 123R, the Company has elected to follow the intrinsic value method in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized.

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005: risk-free interest rates of 4.34%; dividend yields of 4.72%; volatility factors of the expected market price of the Company's common stock of 45.1%; and a weighted-average expected life of the option of 4 years.

The following pro forma information has been determined as if the Company had accounted for its employee stock options under the fair value method. For purposes of pro forma disclosures, the estimated fair value of the options was expensed in the year granted since the options vested immediately. The Company's pro forma information for the years ended October 31 are as follows:

	Year Ended October 31,		
	2007 [1]	2006 [1]	2005
Net income as reported	**$ 6,080,140**	$ 5,473,848	$ 1,116,634
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	—	—	296,400
Pro forma net income	**$ 6,080,140**	$ 5,473,848	$ 820,234
Earnings per share:			
Basic, as reported	**$ 0.61**	$ 0.56	$ 0.11
Basic, pro forma	**0.61**	0.56	0.08
Diluted, as reported	**0.60**	0.55	0.11
Diluted, pro forma	**0.60**	0.55	0.08

[1] Not applicable, since the Company adopted SFAS 123R on November 1, 2005 and there were no stock options granted during 2006 and 2007.

SAB 108

In September 2006, the SEC Staff issued SAB No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"* (SAB 108). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "rollover" method and the "iron curtain" method. The rollover method focuses primarily on the impact of a misstatement on the income statement-including the reversing effect of prior year misstatements- but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. We currently use the rollover method for quantifying identified financial statement misstatements.

In SAB 108, the SEC Staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the rollover methods.

SAB 108 permits existing public companies to initially apply its provisions by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying value of assets and liabilities as of November 1, 2006, with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

We adopted the provisions of SAB 108 using the cumulative effect transition method in connection with the preparation of our annual financial statements for the year ended October 31, 2007. As a result of the adoption of SAB 108, the Company recorded an increase in net fixed assets of approximately $95,000, an increase in accounts receivable of approximately $101,000, a decrease in accrued payroll of approximately $68,000, a decrease in accrued professional fees of approximately $83,000, reductions in accounts receivable and inventory of approximately $65,000, other accrual increases of $68,000 and an increase in retained earnings of approximately $128,000, net of tax, as of November 1, 2006. The accompanying financial statements reflect these adjustments.

EITF 06-3

In June 2006, the FASB Emerging Issues Tax Force (EITF) issued EITF 06-3 *"How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement"* (That is, Gross Versus Net Presentation) to clarify diversity in practice on the presentation of different types of taxes in the financial statements. The task force concluded that, for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charges for the taxes from the taxing authority within cost of sales, or alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to EITF 06-3 are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006 (the second quarter of our fiscal year 2007). We adopted EITF 06-3 on February 1, 2007 and we record sales tax on a net basis. The adoption of EITF 06-3 did not have a material impact on our results of operations, financial position or cash flows.

FIN 48

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), this interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes"* (SFAS 109). This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of this standard on the financial statements.

2. INVENTORIES

Inventories consisted of the following:

	October 31,	
	2007	**2006**
Printing and newspaper:		
Raw materials	**$ 2,401,340**	$ 2,121,843
Work in process	**1,906,301**	1,800,517
Finished goods	**4,003,318**	4,404,162
Office products and office furniture	**3,193,888**	2,660,068
	$ 11,504,847	$ 10,986,590

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31, 2007	October 31, 2006
Secured term note payable to a bank, due in monthly principal and interest installments approximating $0 at October 31, 2007 and $53,633 at October 31, 2006 with interest at the Wall Street Journal prime rate maturing October 2008, collateralized by substantially all assets of the Syscan Corporation and the Chapman Printing Charleston division.	$ —	$ 452,386
Installment notes payable to banks, due in monthly installments plus interest at rates approximating the bank's prime rate maturing in various periods ranging from April 2008 - September 2011, collateralized by vehicles in 2007 and equipment, vehicles, inventory and accounts receivable in 2006.	171,039	5,382,199
Term loan facility with a bank, due in quarterly installments of $1,225,000 plus interest payments equal to the Base Rate plus the applicable margin or the adjusted LIBOR Rate plus the applicable margin maturing September 2013, collateralized by substantially all of the assets of the Company.	68,700,000	—
	68,871,039	5,834,585
Less current portion	5,033,637	1,614,861
Long-term debt, net of current portion	$ 63,837,402	$ 4,219,724

The secured and unsecured credit facilities contain restrictive financial covenants requiring the Company to maintain certain financial ratios. The Company was in compliance with these covenants at October 31, 2007. The Company is required to maintain a minimum of $750,000 of compensating balances with Fifth Third Bank under the terms of its credit agreement. The Company is permitted to pay dividends under its credit agreement as long as no default or event of default exists or shall exist after giving effect to the proposed dividend and the Company has delivered to the credit agreement's administrative agent prior to the proposed dividend a pro forma compliance certificate evidencing compliance with applicable covenants as defined in the credit agreement.

The Company is required to make certain mandatory payments on its credit facilities related to (1) net proceeds received from a loss subject to applicable thresholds, (2) equity proceeds and (3) effective January 31, 2009, the Company is required to prepay its credit facilities by 75% of excess cash flow for its most recently completed fiscal year. The excess cash flow for purposes of this calculation is defined as the difference (if any) between (a) EBITDA for such period and (b) federal, state and local income taxes paid in cash during such period plus capital expenditures during such period not financed with indebtedness plus interest expense paid in cash during such period plus the aggregate amount of scheduled payments made by the Borrower and its Subsidiaries during such period in respect of all principal on all indebtedness (whether at maturity, as a result of mandatory sinking fund redemption, or otherwise), plus restricted payments paid in cash by the Borrower during such period in compliance with the credit agreement.

Maturities of long-term debt for each of the next five years follow:

2008	$ 5,033,637
2009	4,937,402
2010	4,900,000
2011	4,900,000
2012	4,900,000
Residual	44,200,000
	$ 68,871,039

Prior to September 14, 2007, the Company had an unsecured revolving line of credit with a bank for borrowings to a maximum of $10,000,000 with interest payable monthly at the prime rate of interest. The Company had no outstanding borrowings under this facility at October 31, 2006. The line of credit was terminated and replaced with a revolving credit agreement with another bank. Under this revolving note, the Company can borrow a maximum of $30,000,000 subject to a borrowing base limitation with interest payable monthly at the prime rate of interest and/or LIBOR plus a margin. The Company had borrowed $15,540,496 under this facility at October 31, 2007. Pursuant to its borrowing base calculation, the Company had approximately $8.8 million in additional availability under its $30.0 million revolving credit line at October 31, 2007. The line of credit expires in September 2012 and contains certain restrictive financial covenants, is subject to borrowing base limitations and is collateralized by substantially all of the assets of the Company.

The Company has an unsecured revolving line of credit with a bank for borrowings to a maximum of $1,000,000 with interest payable monthly at the Wall Street Journal prime rate. The line of credit expires in October 2008 and contains certain financial covenants. There were no borrowings outstanding under this facility at October 31, 2007 or 2006.

The prime rate was the primary interest rate on the above loans prior to September 14, 2007. After this date, the primary interest rate consisted primarily of LIBOR 30-day and 90-day rates plus 275 basis points. Prime rate approximated 7.50% and 8.25% at October 31, 2007 and 2006, while the 30-day LIBOR rate approximated 4.75% at October 31, 2007. The Company has entered into a hedging arrangement to convert $25.0 million of variable interest rate debt to fixed interest rate debt (see Note 14). Interest paid during the years ended October 31, 2007, 2006 and 2005 approximated $1,168,000, $616,000 and $615,000. The Company had accrued interest of approximately $302,000 and $19,000 at October 31, 2007 and 2006. Deferred financing costs are amortized over the life of the related credit facilities and are reported as part of interest expense. In 2007, $46,000 of deferred financing costs were included as interest expense; there were no deferred financing costs in 2006 or 2005.

The Company's non-cash activities for 2007, 2006 and 2005 included equipment purchases of approximately $1,738,000, $1,322,000 and $277,000, which were financed by a bank and the accrual for the contingent earn out payment to Syscan of $1,350,725 in 2006. The Company recorded non-cash investing and financing activities for the acquisition of The Herald-Dispatch of approximately $78.5 million. The Company also accrued approximately $1.6 million for a final working capital payment for the acquistion of The Herald-Dispatch.

4. EMPLOYEE BENEFIT PLANS

The Company had a Profit Sharing Plan that covered all eligible employees and qualified as a Savings Plan under Section 401(k) of the Internal Revenue Code. Effective January 1, 1998, the Profit Sharing Plan was merged into The Champion Industries, Inc. 401(k) Plan (the "Plan"). The Plan covers all eligible employees who satisfy the age and service requirements. Each participant may elect to contribute up to 15% of annual compensation and the Company is obligated to contribute 100% of the participant's contribution not to exceed 2% of the participant's annual compensation. The Company may make discretionary contributions to the Plan. The Company's expense under these Plans was approximately $428,000, $437,000 and $447,000 for the years ended October 31, 2007, 2006 and 2005.

The Company's accrued vacation liability as of October 31, 2007 and 2006 was approximately $597,000 and $605,000. This item is classified as a component of accrued expenses on the financial statements.

The Company's 1993 Stock Option Plan provides for the granting of both incentive and non-qualified stock options to management personnel for up to 762,939 shares of the Company's common stock. In March 2004, the Company's 2003 stock option plan was adopted to provide for the granting of both incentive and non-qualified stock options to management personnel for up to 475,000 shares of the Company's common stock.

The option price per share for incentive stock options shall not be lower than the fair market value of the common stock at the date of grant. The option price per share for non-qualified stock options shall be at such price as the Compensation Committee of the Board of Directors may determine at its sole discretion. All options to date are incentive stock options. Exercise prices for options outstanding as of October 31, 2007 ranged from $2.77 to $4.29. Options vest immediately and may be exercised within five years from the date of grant. The weighted average remaining contractual life of those options is 2.29 years.

A summary of the Company's stock option activity and related information for the years ended October 31 follows:

	2007	Weighted Average Exercise Price	2006	Weighted Average Exercise Price	2005	Weighted Average Exercise Price
Outstanding - beginning of year	**382,000**	**$ 4.01**	570,000	$ 3.67	379,000	$ 3.33
Granted	**—**	**—**	—	—	247,000	4.26
Exercised	**(46,000)**	**3.10**	(177,000)	2.91	(12,000)	2.63
Forfeited or expired	**(6,000)**	**2.49**	(11,000)	3.80	(44,000)	4.26
Outstanding - end of year	**330,000**	**4.18**	382,000	4.01	570,000	3.67
Weighted average fair value of options granted during the year	$ —		$ —		$ 1.20	

A summary of stock options outstanding and exercisable at October 31, 2007, follows:

Exercise Price	Number Outstanding	Remaining Life
2.77	19,000	0.12
4.29	91,000	1.13
4.26	220,000	2.96

The Company had a deferred compensation agreement with one employee of Blue Ridge Printing Co., Inc. providing for payments totaling approximately $500,000 over a ten year period after retirement. During fiscal year 2007, a one-time payment to this employee of $375,000 was made by the Company satisfying its obligation in full. To assist in the funding of the payment, the Company had invested in life insurance policies which were monetized to effectuate this transaction. The amount expensed for this agreement for the years ended October 31, 2007, 2006 and 2005 approximated $0, $4,000 and $7,000.

5. INCOME TAXES

Income tax expense consisted of the following:

	Year Ended October 31,		
	2007	2006	2005
Current expense:			
Federal	$ 2,666,371	$ 3,282,566	$ 1,009,920
State	552,049	835,428	297,543
Deferred benefit	(15,194)	(388,431)	(461,308)
	$ 3,203,226	$ 3,729,563	$ 846,155

Deferred tax assets and liabilities are as follows:

	October 31,	
	2007	2006
Deferred tax assets:		
Allowance for doubtful accounts	$ 561,002	$ 633,118
Deferred compensation	—	150,122
Net operating loss carryforward of acquired companies	420,261	458,519
Accrued vacation	235,400	238,055
Other accrued liabilities	177,133	183,973
Other assets	—	232,422
Gross deferred tax assets	1,393,796	1,896,209
Deferred tax liabilities:		
Property and equipment	2,453,341	2,669,440
Intangible assets	1,062,029	1,351,429
Gross deferred tax liability	3,515,370	4,020,869
Net deferred tax liabilities before valuation allowance	2,121,574	2,124,660
Valuation allowance:		
Beginning balance	303,317	303,317
Decrease during the period	(12,108)	—
Ending balance	291,209	303,317
Net deferred tax liabilities	$ 2,412,783	$ 2,427,977

The above net deferred tax liability is presented on the balance sheet as follows:

	2007	2006
Deferred tax asset - current	$ 969,664	$ 1,200,037
Deferred tax liability - long-term	(3,382,447)	(3,628,014)
	$ (2,412,783)	$ (2,427,977)

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Year Ended October 31,		
	2007	2006	2005
Statutory federal income tax rate	34.0 %	34.0 %	34.0%
State taxes, net of federal benefit	5.7	5.2	6.5
Change in valuation allowance	(0.1)	—	0.6
Selling expenses	0.7	0.7	4.0
Cash surrender value of life insurance accretion	(0.2)	(0.3)	(1.4)
Amended state returns	(0.8)	—	—
State apportionment tax accrual adjustments	(1.9)	—	—
Federal tax accrual adjustments	(0.7)	—	—
Tax benefits associated with The Herald-Dispatch	(1.7)	—	—
Other	(0.5)	0.9	(0.6)
Effective tax rate	34.5 %	40.5 %	43.1 %

Income taxes paid during the years ended October 31, 2007, 2006 and 2005 approximated $5,084,000, $3,608,000 and $930,000. The Company recorded an income tax refund at October 31, 2007 of $632,000 and income taxes payable of $1.1 million at October 31,2006.

The Company has available for income tax purposes net operating loss carryforwards from acquired companies of approximately $893,000, of which $860,000 expires in 2012 and $33,000 in 2013. The Company has available for state income tax purposes net operating loss carryforwards from acquired companies of approximately $1,409,000 of which $206,000 expires in 2014, $268,000 expires in 2015, $478,000 expires in 2016, $48,000 expires in 2018, $120,000 expires in 2019, $281,000 expires in 2020 and $8,000 expires in 2021. In 2007, the valuation allowance decreased by $12,000, which is primarily reflective of the usage of net operating losses in the state of Mississippi. There was no change in the valuation allowance in 2006. During 2005, the valuation allowance increased by $18,067 which is primarily reflective of the losses incurred during 2005 in Mississippi of which the realizability of the utilization of the resulting net operating losses resulted in an increase in the valuation allowance.

6. RELATED PARTY TRANSACTIONS AND OPERATING LEASE COMMITMENTS

The Company leases operating facilities from entities controlled by its Chief Executive Officer, his family and affiliates as well as facilities controlled by a Company owned by the former sole owner of Syscan pursuant to the acquisition of Syscan (see note 8). The original terms of these leases, which are accounted for as operating leases, range from two to fifteen years.

A summary of significant related party transactions follows:

	Year Ended October 31,		
	2007	2006	2005
Rent expense paid to affiliated entities for operating facilities	**$ 434,000**	$ 449,000	$ 519,000
Sales of office products, office furniture and printing services to affiliated entities	**934,000**	693,000	1,030,000

In addition, the Company leases property and equipment from unrelated entities under operating leases. Rent expense amounted to $819,000, $714,000 and $807,000 for the years ended October 31, 2007, 2006 and 2005.

Under the terms and conditions of the above-mentioned leases, the Company is primarily responsible for all taxes, assessments, maintenance, repairs or replacements, utilities and insurance. The Champion Output Solutions' lease excludes taxes and insurance during the initial lease term. The Company has renewal options for certain leases covering varying periods.

Future minimum rental commitments for all noncancelable operating leases including related party commitments with initial terms of one year or more consisted of the following at October 31, 2007:

2008	$ 1,184,662
2009	839,739
2010	542,912
2011	440,242
2012	283,200
Residual	206,800
	$ 3,497,555

The Company participates in a self-insurance program for employee health care benefits with affiliates controlled by its Chief Executive Officer and as such is responsible for paying claims of Company participants as required by the plan document. The Company is allocated costs primarily related to the reinsurance premiums based on its proportionate share to provide such benefits to its employees. The Company's expense related to this program for the years ended October 31, 2007, 2006 and 2005 was approximately $3,493,000, $3,792,000 and $3,236,000.

During 2007, 2006 and 2005, the Company utilized an aircraft from an entity controlled by its Chief Executive Officer and reimbursed the controlled entity for the use of the aircraft, fuel, aircrew, ramp fees and other expenses attendant to the Company's use, in amounts aggregating $91,000, $119,000 and $118,000. The Company believes that such amounts are at or below the market rate charged by third-party commercial charter companies for similar aircraft.

The Company believes that the terms of its related party transactions are no less favorable to the Company than could be obtained with an independent third party.

7. COMMITMENTS AND CONTINGENCIES

As reported in Form 8-K filed May 6, 2005, the Company entered into an agreement to settle all claims in a Mississippi lawsuit asserting that the Company and its Dallas Printing Company, Inc. subsidiary had engaged in unfair competition and other wrongful acts in hiring certain employees of National Forms & Systems Group, Inc.

Following trial of this matter, titled National Forms & Systems Group Inc. v. Timothy V. Ross; Todd Ross and Champion Industries, Inc.; and Timothy V. Ross v. National Forms & Systems Group, Inc. and Mickey McCardle; in the Circuit Court of the First Judicial District of Hinds County, Mississippi; Case No. 251-00-942-CIV, on February 16, 2002, a jury had awarded plaintiff $1,745,000 in actual damages and $750,000 in punitive damages. Additionally, the trial court had granted plaintiff $645,119 in attorney fees and expenses, and ordered that interest on the amount of the jury award accrue from February 22, 2002.

The Company successfully appealed the jury award and attorney fee and expense award in both the Court of Appeals of the State of Mississippi and the Supreme Court of Mississippi, with the appellate courts' rulings having the effect of reversing the jury's award of damages and the trial court's award of attorney fees and expenses, and granting a new trial on plaintiff's claims.

Terms of the settlement called for all parties' claims to be dismissed with prejudice, as fully compromised and released. The Company has paid plaintiff $440,000 cash and did forego collection of and released its $60,276 cost judgment awarded as a result of the reversal on appeal.

The Company is subject to the environmental laws and regulations of the United States and the states in which it operates concerning emissions into the air, discharges into the waterways and the generation, handling and disposal of waste materials. The Company's past expenditures relating to environmental compliance have not had a material effect on the Company and are included in normal operating expenses. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they may have upon the capital expenditures, earnings, and competitive position of the Company in the future. Based upon information currently available, management believes that expenditures relating to environmental compliance will not have a material impact on the financial position of the Company.

The Company is subject to various claims and legal actions, other than the claim discussed above, that arise in the ordinary course of business as well as various governmental audits and examinations. In the opinion of management, after consulting with legal counsel where applicable, the Company believes that the ultimate resolution of these claims, audits and legal actions will not have a material effect on the consolidated financial statements of the Company.

8. ACQUISITIONS

On September 14, 2007, the Company completed, pursuant to an asset purchase agreement, the acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. The purchase price was $77.0 million and subject to a working capital payment of $837,554 plus or minus any change in working capital from the index working capital base of $1,675,107 at the closing date of September 14, 2007. The working capital payment totaled approximately $1.6 million.

Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007.

The Company acquired substantially all of the net assets of The Herald-Dispatch for a purchase price of $77.0 million consisting of cash. The purchase price includes a cash payment of $77.0 million plus acquisition costs of approximately $373,000 and a working capital adjustment of approximately $1,616,000. The working capital adjustment was recorded under accrued expenses at October 31, 2007. The purchase price was financed by the Company through a term debt facility and a revolving credit facility. The purchase of The Herald-Dispatch was consummated based on certain specifically identified synergies due in part to duplicative functions, to achieve cash flow diversity, to capitalize on a unique investment opportunity in the Company's core territory and to provide a platform for future growth and expansion opportunities. The following is a condensed balance sheet indicating the amount assigned to each major asset and liability caption of The Herald-Dispatch at September 14, 2007:

Current assets, net of cash received	$ 2,748,445
Property, plant, and equipment	8,582,200
Goodwill	35,396,335
Trademark and masthead	18,515,316
Subscriber base asset	3,427,755
Advertiser base asset	10,613,497
Total assets	79,283,548
Current liabilities	740,395
Net assets acquired	$ 78,543,153

The following table summarizes the unaudited consolidated pro forma results of operations and pro forma net income per share for the years ended October 31, 2007 and 2006, assuming The Herald-Dispatch acquisition has occurred at the start of the Company's fiscal year for each of the periods represented below. The pro forma results below were derived from The Herald-Dispatch internal financial statements representing the periods approximating the Company's fiscal year and are reflective of adjustments associated with additional interest expense and associated deferred financing costs not recorded on the Company's financial statements of approximately $5.2 million and $6.2 million for the 2007 and 2006, respectively. The Company recorded pro forma adjustments resulting from additional amortization expense of $614,000 and $702,000 for 2007 and 2006, respectively; additional depreciation of $524,000 and $352,000 for 2007 and 2006 and adjustments associated with retirement plans and postretirement benefits other than pensions which were not assumed by the Company totaling $398,000 and $869,000 in 2007 and 2006.

	2007	2006
	(in millions, expect per share data)	
Revenues	**$ 164.7**	$ 168.8
Net income	**$ 6.9**	$ 6.6
Earnings per share:		
Basic	**$ 0.69**	$ 0.67
Diluted	**$ 0.68**	$ 0.66
Weighted average shares outstanding:		
Basic	**10.0**	9.8
Diluted	**10.1**	10.0

The identifiable intangible assets of The Herald-Dispatch are being amortized on a straight-line basis over a period of 20 years for both the subscriber and advertiser base. The weighted average life of the amortizable intangible assets for the acquisition of The Herald-Dispatch at the acquisition date was approximately 20 years. The trademarks and masthead for the acquisition of The Herald-Dispatch was determined to have an indefinite life. The remaining allocation of the purchase price of The Herald-Dispatch was assigned to goodwill. The Company expects to achieve tax deductions associated with non-amortizing intangibles and goodwill of approximately $3.6 million per year for a period of 15 years.

On September 7, 2004, the Company acquired all the issued and outstanding capital stock of Syscan Corporation ("Syscan"), a West Virginia corporation, for a cash price of $3,500,000 and a contingent purchase price, dependent upon satisfaction of certain conditions, not to exceed the amount of $1,500,000. On December 14, 2006, the Company paid the contingent purchase price in the amount of $1,350,725. This amount was accrued at October 31, 2006. The Company also purchased a building from an entity controlled by Syscan's sole shareholder for $117,000 concurrent with the Syscan acquisition. After considering the cash received, the acquisition of a building and acquisition costs the net assets acquired totaled approximately $2,688,000. Syscan Corporation is a provider of integrated business products, with a primary emphasis on office and data products, printing, mailing and fulfillment services, and office furniture. The acquisition was consummated based on significant identified synergies which could be achieved due to a duplication of market territory. The acquisition brought additional supply chain management and mailing expertise to the Company and allowed Syscan to offer a broader array of printing services to its existing customer base.

The Williams Land Corporation has the option to put the 3000 Washington Street building occupied by Syscan to the Company for a purchase price of $1.5 million and the Company has the option to purchase the building for $1.5 million at the conclusion of the five year lease term ending September 1, 2009. This option may be exercised no later than 60 days prior to the end of the lease and closing of said purchase cannot exceed 45 days from the end of the lease.

All of the above transactions have been accounted for using the purchase method of accounting.

9. INDUSTRY SEGMENT INFORMATION

The Company operates principally in three industry segments organized on the basis of product lines: the production, printing and sale, principally to commercial customers, of printed materials (including brochures, pamphlets, reports, tags, continuous and other forms); the sale of office products and office furniture including interior design services; and publishes The Herald-Dispatch daily newspaper in Huntington, West Virginia with a total daily and Sunday circulation of approximately 27,000 and 32,000, respectively. Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007. The Company employs approximately 890 people, of whom approximately 80, or 9%, are covered by collective bargaining agreements, which expire on May 31, 2010 and December 31, 2010, respectively.

The table below presents information about reported segments for the years ended October 31:

2007	Printing	Office Products & Furniture	Newspaper	Total
Revenues	$ 114,394,118	$ 49,881,702	$ 2,540,377	$ 166,816,197
Elimination of intersegment revenue	(12,741,283)	(8,433,060)	—	(21,174,343)
Consolidated revenues	$ 101,652,835	$ 41,448,642	$ 2,540,377	$ 145,641,854
Operating income	$ 6,416,551	$ 3,438,459	$ 659,679	$ 10,514,689
Depreciation and amortization	3,576,975	211,167	204,498	3,992,640
Capital expenditures	4,919,357	145,471	203,086	5,267,914
Identifiable assets	57,020,668	10,339,686	81,851,237	149,211,591
Goodwill	2,226,837	1,230,485	35,396,335	38,853,657

2006	Printing	Office Products & Furniture	Newspaper	Total
Revenues	$ 120,891,348	$ 47,758,730	$ —	$ 168,650,078
Elimination of intersegment revenue	(14,477,685)	(8,984,517)	—	(23,462,202)
Consolidated revenues	$ 106,413,663	$ 38,774,213	$ —	$ 145,187,876
Operating income	$ 6,804,181	$ 2,949,166	$ —	$ 9,753,347
Depreciation and amortization	3,975,850	182,898	—	4,158,748
Capital expenditures	3,995,745	278,184	—	4,273,929
Identifiable assets	53,714,643	12,274,083	—	65,988,726
Goodwill	2,226,837	1,184,674	—	3,411,511

2005	Printing	Office Products & Furniture	Newspaper	Total
Revenues	$ 112,680,275	$ 44,931,089	$ —	$ 157,611,364
Elimination of intersegment revenue	(14,222,258)	(8,463,870)	—	(22,686,128)
Consolidated revenues	$ 98,458,017	$ 36,467,219	$ —	$ 134,925,236
Operating income	$ 779,790	$ 1,654,878	$ —	$ 2,434,668
Depreciation and amortization	4,546,612	149,493	—	4,696,105
Capital expenditures	2,821,379	192,207	—	3,013,586
Identifiable assets	51,014,174	10,630,996	—	61,645,170
Goodwill	1,774,344	286,442	—	2,060,786

A reconciliation of total segment revenue, assets and operating income to consolidated income before income taxes for the years ended October 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Revenues:			
Total segment revenues	$ 166,816,197	$ 168,650,078	$ 157,611,364
Elimination of intersegment revenue	(21,174,343)	(23,462,202)	(22,686,128)
Consolidated revenue	$ 145,641,854	$ 145,187,876	$ 134,925,236
Operating income:			
Total segment operating income	$ 10,514,689	$ 9,753,347	$ 2,434,668
Interest income	45,021	28,251	18,472
Interest expense	(1,455,470)	(609,881)	(610,787)
Other income	179,126	31,694	120,436
Consolidated income before income taxes	$ 9,283,366	$ 9,203,411	$ 1,962,789
Identifiable assets:			
Total segment identifiable assets	$ 149,211,591	$ 65,988,726	$ 61,645,170
Elimination of intersegment assets	—	—	—
Total consolidated assets	$ 149,211,591	$ 65,988,726	$ 61,645,170

10. ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES AND IMPACT OF HURRICANE KATRINA

During the second quarter of 2005, the Company relocated its Chapman Printing Company Charleston division to a facility leased by the Company as a result of the acquisition of Syscan. The Company is currently evaluating its facility needs in Charleston, West Virginia and the future use, if any, of this building.

The Company moved its Dallas Printing operations to an existing facility in Baton Rouge, Louisiana in August 2005. The Company is currently evaluating its options regarding this facility.

On August 29, 2005, Hurricane Katrina made landfall and subsequently caused extensive flooding and destruction along the coastal areas of the Gulf of Mexico, including New Orleans and other communities in Louisiana and Mississippi in which Champion conducts business. Operations in many of the Company's markets were disrupted by both the evacuation of large portions of the population as well as damage and/or lack of access to the Company's operating facility in New Orleans.

The Company filed insurance claims related to both actual and contingent losses. The Company received an advance to claim from an insurance company of $300,000 in February 2006. A second advance to claim of $200,000 was received in April 2006 and a check in the amount of $78,000 in full settlement of any and all claims was received in May 2006. The Company recorded all of the payments as insurance recoveries for the year ended October 31, 2006.

The Company has categorized the costs associated with Hurricane Katrina as follows:

1.) Personnel costs representing costs associated with payment of personnel primarily in New Orleans during the time period the city was essentially shut down;

2.) Plant costs represent all facilities, equipment and inventory charges incurred as a result of the hurricane using the most current available information;

3.) The allowance for doubtful accounts charge represents accounts receivable specifically reserved or based on a collectibility analysis performed by the Company using the most current available information for customers located in New Orleans area at that time;

4.) The relocation costs represent costs of closing the New Orleans production facility and associated costs of moving equipment.

The following table summarizes the cumulative costs incurred as of October 31, 2007 relating to Hurricane Katrina:

Personnel	$ 88,423
Plant	745,035
Allowance for doubtful accounts	208,310
Moving and relocation costs	255,215
Total pre-tax hurricane expense	1,296,983
Lease settlement recovery	75,583
Insurance recoveries	577,677
Total recoveries	653,260
Cumulative impact of Hurricane Katrina, net	$ 643,723

The Company recorded costs of $1,020,999 for the three months ended October, 31 2005 and costs of $275,984 and recoveries of $653,260 for the year ended October 31, 2006 relating to Hurricane Katrina. There were no costs or recoveries associated with Hurricane Katrina recorded in 2007.

The costs and recoveries associated with Hurricane Katrina are reflected in the consolidated statements of operations in the category "Hurricane and relocation costs, net of recoveries" and are part of the printing segment.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. The fair value of long-term debt was estimated using discounted cash flows and it approximates its carrying value.

12. ACQUIRED INTANGIBLE ASSETS AND GOODWILL

	2007		2006	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Non-compete agreement	**$ 1,000,000**	**$ 452,381**	$ 1,000,000	$ 309,524
Customer relationships	**2,451,073**	**416,446**	2,451,073	294,348
Advertising and subscriber base	**14,041,252**	**87,758**	—	—
Other	**564,946**	**321,445**	509,946	231,456
	18,057,271	**1,278,030**	3,961,019	835,328
Unamortizable intangible assets:				
Goodwill	**39,360,935**	**507,278**	3,918,789	507,278
Trademark and masthead	**18,515,316**	—	—	—
	57,876,251	**507,278**	3,918,789	507,278
Total goodwill and other intangibles	**$ 75,933,522**	**$ 1,785,308**	$ 7,879,808	$ 1,342,606

Amortization expense for the years ended October 31, 2007, 2006 and 2005 was $443,000, $361,000 and $358,000 respectively. The non-compete agreement is being amortized over a period of seven years and the customer relationships are being amortized over a period of 20 years. These items are both related to the acquisition of Syscan in 2004. The advertising and subscribers bases related to the acquisition of The Herald-Dispatch are being amortized over 20 years. The trademark and masthead associated with the acquisition of The Herald-Dispatch are non-amortizing assets. The weighted average remaining life of the Company's amortizable intangible assets was approximately 16 years. Estimated amortization expense for each of the following years is:

2008	$ 1,057,400
2009	1,016,428
2010	995,518
2011	971,708
2012	847,160
Thereafter	11,891,027
	$ 16,779,241

The changes in the carrying amount of goodwill for the years ended October 31, 2007 and 2006 were:

	2007	2006
Balance as of November 1, 2006 and 2005	**$ 3,411,511**	$ 2,060,786
Goodwill acquired during the year additions	**35,442,146**	1,350,725
Balance as of October 31, 2007 and 2006	**$ 38,853,657**	$ 3,411,511

The changes in the carrying amounts of goodwill and other intangibles attribute to each segment at October 31, 2007 and 2006 are as follows:

GOODWILL

	October 31, 2006	Amortization Expense	Other	October 31, 2007
Printing	$ 2,226,837	$ —	$ —	$ 2,226,837
Office products and furniture	1,184,674	—	45,811	1,230,485
Newspaper	—	—	35,396,335	35,396,335
Total	$ 3,411,511	$ —	$ 35,442,146	$ 38,853,657

	October 31, 2005	Amortization Expense	Other	October 31, 2006
Printing	$ 1,774,344	$ —	$ 452,493	$ 2,226,837
Office products and furniture	286,442	—	898,232	1,184,674
Newspaper	—	—	—	—
Total	$ 2,060,786	$ —	$ 1,350,725	$ 3,411,511

OTHER INTANGIBLES

	October 31, 2006	Amortization Expense	Other	October 31, 2007
Printing	$ 1,212,899	$ 342,689	$ 55,000	$ 925,210
Office products and furniture	1,912,792	12,255	—	1,900,537
Newspaper	—	87,758	32,556,568	32,468,810
Total	$ 3,125,691	$ 442,702	$ 32,611,568	$ 35,294,557

	October 31, 2005	Amortization Expense	Other	October 31, 2006
Printing	$ 1,448,342	$ 164,912	$ (70,531)	$ 1,212,899
Office products and furniture	2,249,026	196,228	(140,006)	1,912,792
Newspaper	—	—	—	—
Total	$ 3,697,368	$ 361,140	$ (210,537)	$ 3,125,691

13. CERTAIN SIGNIFICANT ESTIMATES

Our estimates that influence the financial statements are normally based on knowledge and experience about past and current events and assumptions about future events. The following estimates affecting the financial statements are particularly sensitive because of their significance and it is at least reasonably possible that a change in these estimates will occur in the near term.

GOODWILL AND IDENTIFIABLE ASSETS

We evaluate the recoverability of the goodwill and intangible assets of each of our reporting units as required under SFAS 142 by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based on historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly. The underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital.

FINANCIAL INSTRUMENTS

In managing interest rate risk exposure, the Company enters into interest rate swap agreements. An interest rate swap is a contractual exchange of interest payments between two parties. A standard interest rate swap involves the payment of a fixed rate times a notional amount by one party in exchange for a floating rate times the same notional amount from another party. As interest rates change, the difference to be paid or received is accrued and recognized as interest expense or income over the life of the agreement. These instruments are not entered into for trading purposes. Counterparties to the Company's interest rate swap agreements are major financial institutions. In accordance with SFAS No. 133 , *"Accounting for Derivative Instruments and Certain Hedging Activities"*, as amended by SFAS No. 137 and 138, the Company recognizes interest rate swap agreements on the balance sheet at fair value. The interest rate swap agreements are marked to market with changes in fair value recognized in other comprehensive income (loss).

14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company manages exposure to changes in market interest rates. The Company's use of derivative instruments is limited to highly effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures. The Company monitors its positions and the credit ratings of its counterparties and does not anticipate non-performance by the counterparties. Interest rate swap agreements are not entered into for trading purposes.

At September 28, 2007, the Company was party to an interest rate swap agreement which terminates on October 29, 2010. The swap agreement is with a major financial institution and aggregates $25 million in notional principal amount. This swap agreement effectively converted $25 million of variable interest rate debt to fixed rate debt. The swap agreement requires the Company to make fixed interest payments based on an average effective rate of 4.78% and receive variable interest payments from its counterparties based on one-month LIBOR (actual rate of 4.7525% at October 31, 2007). The remaining term of this swap agreement is approximately three years. In fiscal 2007, the Company recorded a net change in the fair value of the fixed interest rate swap agreement in the amount of $11,350, net of income tax as other comprehensive loss. The net additional interest payments made or received under swap agreement are recognized in interest expense.

15. EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows:

	Income	Weighted Average Shares	Per Share Amount
Year Ended October 31, 2007			
Net income	$ 6,080,140		
Basic earnings per share			
Income available to common shareholders	6,080,140	9,957,000	$ 0.61
Effect of dilutive securities stock options		146,000	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 6,080,140	10,103,000	$ 0.60
Year Ended October 31, 2006			
Net income	$ 5,473,848		
Basic earnings per share			
Income available to common shareholders	5,473,848	9,818,000	$ 0.56
Effect of dilutive securities stock options		154,000	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 5,473,848	9,972,000	$ 0.55
Year Ended October 31, 2005			
Net income	$ 1,116,634		
Basic earnings per share			
Income available to common shareholders	1,116,634	9,735,000	$ 0.11
Effect of dilutive securities stock options		74,000	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 1,116,634	9,809,000	$ 0.11

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended October 31, 2007 and 2006.

	First Quarter [1]	Second Quarter [2]	Third Quarter	Fourth Quarter [3]
Revenues				
2007	**$ 34,939,000**	**$ 33,814,000**	**$ 35,592,000**	**$ 41,297,000**
2006	$ 36,292,000	$ 37,421,000	$ 34,510,000	$ 36,965,000
Gross profit				
2007	**$ 10,351,000**	**$ 10,191,000**	**$ 9,752,000**	**$ 12,556,000**
2006	$ 10,597,000	$ 11,512,000	$ 9,758,000	$ 11,527,000
Net income				
2007	**$ 1,268,000**	**$ 1,390,000**	**$ 1,031,000**	**$ 2,391,000**
2006	$ 1,146,000	$ 1,578,000	$ 777,000	$ 1,973,000
Earnings per share				
Basic				
2007	**$ 0.13**	**$ 0.14**	**$ 0.10**	**$ 0.24**
2006	$ 0.12	$ 0.16	$ 0.08	$ 0.20
Diluted				
2007	**$ 0.13**	**$ 0.14**	**$ 0.10**	**$ 0.24**
2006	$ 0.12	$ 0.16	$ 0.08	$ 0.20
Weighted average shares outstanding				
Basic				
2007	**9,939,000**	**9,962,000**	**9,963,000**	**9,963,000**
2006	9,746,000	9,746,000	9,865,000	9,916,000
Diluted				
2007	**10,110,000**	**10,133,000**	**10,106,000**	**10,064,000**
2006	9,831,000	9,947,000	10,089,000	10,087,000

[1] Includes in 2006, approximately $258,000 of pre-tax recoveries, net of expenses, associated with Hurricane Katrina. (See Note 10 of the Consolidated Financial Statements.)

[2] Includes in 2006, pre-tax recoveries, net of expenses, associated with Hurricane Katrina of $44,000. (See Note 10 of the Consolidated Financial Statements.)

[3] Includes in 2006, approximately $76,000 in pre-tax recoveries associated with Hurricane Katrina. (See Note 10 of the Consolidated Financial Statements.) Includes in 2007, certain tax benefits associated with the acquisition of The Herald-Dispatch, tax benefits associated with multi-state apportionment factors and benefits associated with amended state returns.

SHAREHOLDERS' INFORMATION

CORPORATE HEADQUARTERS
Champion Industries, Inc.

MAILING ADDRESS
P. O. Box 2968, Huntington, WV 25728-2968

STREET ADDRESS
2450-90 First Avenue, Huntington, WV 25703
Phone: 304.528.2700 ◆ Fax: 304.528.2765

NOTICE TO SHAREHOLDERS

A copy of the Company's annual report on Form 10-K for the fiscal year ended October 31, 2007, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, is available through EDGAR or upon written request to:

Champion Industries, Inc.
P. O. Box 2968
Huntington, WV 25728-2968

ANNUAL MEETING

The annual meeting of shareholders will be held at 1:00 PM on Monday, March 17, 2008, at the Pullman Plaza Hotel, 1001 3rd Avenue, Huntington, WV.

REQUEST FOR INFORMATION

Shareholders, analysts and others seeking financial information are requested to contact our Chief Financial Officer at Corporate Headquarters.

STOCK TRANSFER AGENT AND REGISTRAR
National City Bank, Cleveland, OH
Toll Free: 1.800.622.6757

Shareholder correspondence and written transfer requests should be sent to:

National City Bank, Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900

COMMON STOCK LISTING

Common stock of Champion Industries, Inc. is traded on the NASDAQ National Market System (Now Global Market) under the symbol CHMP. NASDAQ Market Makers at October 31, 2007 were:

Hilliard Lyons, Inc.
Ferris Baker Watts, Inc.

SHAREHOLDERS' INFORMATION
(continued)

AUDITORS

Arnett & Foster, PLLC
AF Center
101 Washington St. East
Charleston, WV 25301

BKD, LLP
400 Cross Pointe Boulevard
P.O. Box 628
Evansville, IN 47704-0628

WEBSITE

Visit our website at www.champion-industries.com

PRODUCTION NOTES

COVER
Paper
Tango; 12 pt. CS2 Cover; Coated Finish

Ink
4-color process with Spot Gloss Varnish

PICTORIAL ◆ NARRATIVE
Paper
Cornwall; 8 pt. CS2 Gloss Cover

Ink
4-color process

FINANCIAL REPORT
Paper
Exact Opaque; 60# gray

Ink
2-color: PMS 485 and Black

PRINTED
The Merten Company, Cincinnati, OH; Printed with 200-line Sublima Screening

BINDING
Chapman Printing, Inc., Huntington, WV

LAYOUT ◆ DESIGN
Bulldog Creative Services, Huntington, WV


END